Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

by and among

PROGRESSIVE WASTE SOLUTIONS LTD.,

WATER MERGER SUB LLC

and

WASTE CONNECTIONS, INC.

dated as of

January 18, 2016

i

TABLE OF CONTENTS
(continued)

ii

TABLE OF CONTENTS
(continued)

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated January 18, 2016, is by and among Progressive Waste Solutions Ltd., a corporation existing under the laws of Ontario (“Parent”), Water Merger Sub LLC, a Delaware limited liability company and a direct or indirect wholly-owned subsidiary of Parent (“Merger Sub”) and Waste Connections, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise.  Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, in connection with the Merger, and immediately following the consummation thereof, based on an implied exchange ratio of 0.4815 of a common share of Parent for each share of common stock of the Company, representing the inverse of the Exchange Ratio set forth in Section 2.1 hereof, the Company Shareholders shall own approximately 70% of the then total outstanding Parent Shares, members of the Company Board of Directors (as defined below) shall hold five of the seven director positions on the Parent Board of Directors (as defined below) and the name of Parent shall be changed to Waste Connections, Inc.;

WHEREAS, in connection with the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time shall be cancelled and each holder of Company Common Stock shall have the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) (other than Company Shares to be cancelled in accordance with Section 2.1(b));

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has determined that this Agreement and the transactions contemplated hereby (the “Transactions”), including the Merger, are advisable and in the best interests of the Company and its stockholders;

WHEREAS, the Company Board of Directors has unanimously adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions and declaring advisable and recommending that the Company’s stockholders approve and adopt this Agreement (the “Company Board Recommendation”) pursuant to the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has unanimously approved this Agreement, determined that the consummation of the Transactions are in the best interests of Parent and resolved to recommend that Parent’s shareholders vote to approve the Parent Shareholder Resolutions (the “Parent Board Recommendation”);

WHEREAS, Parent is the sole member of Merger Sub and has duly approved and authorized this Agreement, the Merger and the Transactions; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1                                    The Merger.  Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “LLC Act”), at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger and continuing under the name “Waste Connections, Inc.” or such other name as the Company designates (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a wholly-owned subsidiary of Parent.  The Merger shall have the effects provided in this Agreement and as specified in the DGCL and the LLC Act.

Section 1.2                                    Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, at the offices of Weil, Gotshal & Manges LLP, New York, NY 10153, on the third (3rd) business day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent.  The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 1.3                                    Effective Time.  On the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and the LLC Act and make any other filings, recordings or publications required to be made by the Company under the DGCL or Merger Sub under the LLC Act in connection with the Merger.  The Merger shall become effective on such date and time as shall be agreed to by Parent and the Company and specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 1.4                                    Governing Documents.  At the Effective Time, the certificate of incorporation and the bylaws of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.5                                    Officers and Directors of the Surviving Corporation.  From and after the Effective Time, the persons listed on Section 1.5 of the Company Disclosure Letter shall be the initial directors of the Surviving Corporation (unless otherwise specified by the Company), and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.  The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall be the initial officers of the Surviving Corporation, and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, incapacitation, retirement, resignation or termination.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1                                    Treatment of Capital Stock.

(a)                                 Treatment of Company Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(d) and any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Shares to be cancelled in accordance with Section 2.1(b)) shall be automatically converted into the right to receive 2.076843 (the “Exchange Ratio”) fully paid and non-assessable Parent Shares (the “Merger Consideration”).  For the avoidance of doubt, the Exchange Ratio and the Merger Consideration do not take into account the effects of the Consolidation.  From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 2.2, including the right to receive, pursuant to Section 2.5, cash in lieu of fractional Parent Shares, if any, into which such Company Shares have been converted pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.2(f).

(b)                                 Cancellation of Company Common Stock.  At the Effective Time, all Company Shares owned by the Company, Parent or Merger Sub shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)                                  Treatment of Merger Sub Units.  At the Effective Time, each unit representing membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and, in exchange for the cancellation of such units of Merger Sub and the funding of the aggregate Merger Consideration by Parent, the Surviving Corporation shall issue an equivalent number of fully paid and non-assessable shares of common stock, par value $0.01 per share, all of which shares shall be held by Parent, and which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(d)                                 Adjustment to Merger Consideration.  The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Shares outstanding after the date hereof and prior to the Effective Time.

Section 2.2                                    Payment for Securities; Surrender of Certificates.

(a)                                 Exchange Fund.  Prior to the Effective Time, the Company shall designate a bank or trust company reasonably acceptable to Parent to act as the exchange agent in connection with the Merger (the “Exchange Agent”).  The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby.  At or prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Shares issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay any dividends under Section 2.2(f) (such evidence of book-entry Parent Shares and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock.  In the event the Exchange Fund shall be insufficient to pay any dividends under Section 2.2(f), Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment.  Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and any amounts payable in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(f) out of the Exchange Fund in accordance with this Agreement.  The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.  The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares entitled to receive such amounts pursuant to this Article II.  Any interest and other income resulting from such investments shall be paid to the Surviving Corporation on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

(b)                                 Procedures for Surrender.  As soon as reasonably practicable after the Effective Time, but in no event more than five (5) business days following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares (the “Certificates”) or non-certificated Company Shares represented by book-entry

(“Book-Entry Shares”) and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such Company Shares have been converted pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f).  Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration pursuant to the provisions of this Article II, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.5, and any amounts that such holder has the right to receive in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(f) for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed within five (5) business days following the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled.  The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid.  Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.  Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f), without interest thereon.

(c)                                  Transfer Books; No Further Ownership Rights in Company Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law.  If, after the

Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)                                 Termination of Exchange Fund; No Liability.  At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon.  Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)                                  Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f).

(f)                                   Dividends or Distributions with Respect to Parent Shares.  No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement.  Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares.

(g)                                  Timing and Effect of Consolidation.  If the Parent Shareholder Consolidation Approvals are obtained, articles of Parent effecting the Consolidation will be filed immediately following the completion of the Merger. If the Consolidation has occurred prior to the time of delivery by the Exchange Agent of the Merger Consideration to any holders of the Company Shares, the aggregate Merger Consideration to be delivered by the Exchange Agent to each former holder of Company Common Stock shall be adjusted appropriately to reflect the effect of the Consolidation.

Section 2.3                                    Treatment of Company Equity Awards.

(a)                                 Company Warrants.  As of the Effective Time,  by virtue of the Merger and without any action on the part of the holders thereof, each warrant to purchase shares of Company Common Stock granted under any Company Equity Plan (each, a “Company Warrant”), that is outstanding and unexercised immediately prior to the Effective Time shall be assumed by Parent and shall be converted into a warrant (a “Parent Warrant”) to acquire (A) that number of whole Parent Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (1) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time by (2) the Exchange Ratio, (B) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price per share of Company Common Stock of such Company Warrant by (2) the Exchange Ratio.  Except as otherwise provided in this Section 2.3(a), each such Parent Warrant assumed and converted pursuant to this Section 2.3(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Warrant immediately prior to the Effective Time.

(b)                                 Company RSU Awards.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding award of restricted stock units (whether time-based or performance-based), including any such units that are deferred under any deferred compensation plan of the Company that prior to the date hereof has been provided to Parent or is filed as an exhibit to any Company SEC Document as of the date hereof, that corresponds to a number of shares of Company Common Stock (each, a “Company RSU Award”) under any Company Equity Plan shall be assumed by Parent and shall be converted into a restricted stock unit award corresponding to Parent Shares (each, a “Parent RSU Award”) with respect to a number of Parent Shares (rounded up or down to the nearest whole share) equal to the product obtained by multiplying (i) the applicable number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio.  Except as otherwise provided in this Section 2.3(b), each Parent RSU Award assumed and converted pursuant to this Section 2.3(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the Effective Time.  Notwithstanding the foregoing, restricted stock units under a Company RSU Award that have vested as of the Closing Date but have not yet been settled as of such date shall be converted into the right to receive Parent Shares in the manner set forth in Section 2.1.

(c)                                  Company Actions.  Prior to the Effective Time, the Company shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Company Equity Plans or Company Equity Awards, and take such other actions as are necessary to provide for the treatment of the Company Warrants and Company RSU Awards (collectively, the “Company Equity Awards”) as contemplated by this Section 2.3.

(d)                                 Plans and Awards Assumed by Parent.  At the Effective Time, (i) Parent shall assume each outstanding Parent Warrant and Parent RSU Award, and (ii) if Parent

determines (following the Effective Time) that it desires to do so, Parent may assume any or all of the Company Equity Plans, merge any such Company Equity Plan into any equity incentive plan of Parent or adopt new equity incentive plans of Parent. If Parent elects to so assume or merge any Company Equity Plan, then, under such Company Equity Plan, Parent shall be entitled to grant stock awards, to the extent permissible under applicable Law, using the share reserves of such Company Equity Plan as of the Effective Time, except that: (A) stock covered by such awards shall be Parent Shares; (B) all references in such Company Equity Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of Parent Shares determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of Parent Shares; and (C) the board of directors of Parent or a committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to the administration of such Company Equity Plan.

(e)                                  Parent Actions.  Parent shall take all corporate action reasonably necessary to reserve for issuance a sufficient number of authorized but unissued Parent Shares for delivery upon exercise or settlement of the Parent Warrants and Parent RSU Awards in accordance with this Section 2.3.

Section 2.4                                    Withholding.  The Company, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable to any Person pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law.  To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  The Company, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be authorized to sell or otherwise dispose of any Parent Shares otherwise payable to the Person as is necessary to provide sufficient funds to enable it to comply with its deduction or withholding obligation and such party shall notify the Person thereof and remit any unapplied balance of the net proceeds of such sale to such Person.

Section 2.5                                    Fractional Shares.  No certificate or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. The Exchange Agent, acting as agent for the holders of shares of Company Common Stock otherwise entitled to receive a fractional Parent Shares, will aggregate all fractional Parent Shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of such holders. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Share shall receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the Exchange Agent, if any, less any brokerage commissions or other fees, from the sale of such fractional Parent Shares in accordance with such holder’s fractional interest in the aggregate number of Parent Shares sold.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with the SEC since January 1, 2014 (including exhibits and other information incorporated by reference therein) and publicly available at least two calendar days prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent as set forth below.

Section 3.1                                    Qualification, Organization, Subsidiaries, etc.

(a)                                 Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Certificate and the Company Bylaws as amended to the date hereof.  The Company Certificate and the Company Bylaws are in full force and effect and the Company is not in violation of either the Company Certificate or the Company Bylaws.

(b)                                 Subsidiaries.  All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are wholly-owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens.

Section 3.2                                    Capitalization.

(a)                                 The authorized capital of the Company consists of 250,000,000 Company Shares and 7,500,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”). As of the date of this Agreement, there were: (i) 122,395,906 Company Shares issued and outstanding; (ii) no shares of Company Preferred Stock are issued and outstanding; (iii) no Company Shares held in treasury; (iv) 150,616 Company Shares issuable upon the exercise of all outstanding Company Warrants; and (v) 1,298,454 Company Shares issuable upon the vesting of all outstanding Company RSU Awards.

(b)                                 All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Company Shares issuable upon the exercise of rights under the Company Equity Plans, including outstanding Company Warrants, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Company Shares have been issued, and no Company Warrants have been granted, in violation of any Law or any pre-emptive or similar rights applicable to them.  None of the Company’s Subsidiaries own any Common Shares.

(c)                                  The Company Equity Plans and the issuance of Company Shares under such plans (including all outstanding Company Warrants) have been duly authorized by the Company Board of Directors in compliance with Law and the terms of the Company Equity Plans, and have been recorded on the Company’s financial statements in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

(d)                                 Except for rights under the Company Equity Plans, including outstanding Company Warrants, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries.

(e)                                  There are no issued, outstanding or authorized:

(i)                                     obligations to repurchase, redeem or otherwise acquire any securities of the Company or of any of its Subsidiaries, or qualify securities for public distribution in Canada, the United States or elsewhere, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Company or of any of its Subsidiaries; or

(ii)                                  notes, bonds, debentures or other evidences of Indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Company Shares on any matter except as required by Law.

(f)                                   All dividends or distributions on securities of the Company that have been declared or authorized have been paid in full.

Section 3.3                                    Corporate Authority Relative to this Agreement; No Violation.

(a)                                 The Company has all requisite corporate power and authority to enter into this Agreement and, subject (in the case of the Merger) to receipt of the Company Stockholder Approval, to perform its obligations hereunder and consummate the Transactions, including the Merger.  The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and (in the case of the Merger, except for (i) receipt of the Company Stockholder Approval and (ii) the filing of the Certificate of Merger with the DSOS) no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions.  On or prior to the date hereof, the Company Board of Directors has unanimously (x) resolved that this Agreement and the Transactions, including the Merger, are in the best interests of the Company and its stockholders, (y) approved and declared advisable this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL, and (z) has adopted a resolution to make, subject to Section 5.3, the Company Board Recommendation.  This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)                                 Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of the NYSE and (vi) the matters set forth in Section 3.3(b) of the Company Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                  The execution and delivery by the Company of this Agreement do not, and, except as described in Section 3.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon the Company or any of the Company Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiaries, other than Company Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or any of the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i), (ii) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4                                    Reports and Financial Statements.

(a)                                 From January 1, 2013 through the date of this Agreement, the Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Company SEC Documents”).  As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                                 The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and their consolidated statements of operations, consolidated statements of comprehensive income and consolidated statements of cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5                                    Internal Controls and Procedures.  The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).  The Company’s internal controls over financial reporting provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP.  Since January 1, 2013, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from January 1, 2013 to the date hereof.

Section 3.6                                    No Undisclosed Liabilities.  Except (a) as disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of December 31, 2014 included in the Company SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2014, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither the Company nor any Company Subsidiary has any material liabilities of any nature, whether or not accrued, contingent or otherwise.  For purposes of this Section 3.6, the term “liabilities” shall not include liabilities or obligations of the Company or any Company Subsidiaries to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by the Company or any Company Subsidiary with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

Section 3.7                                    Compliance with Laws; Permits.

(a)                                 The Company and each Company Subsidiary is in compliance in all material respects with, and is not in default in any material respect under or in violation in any material respect of, any Laws applicable to the Company, any of such Subsidiaries or any of their respective businesses, properties or assets.

(b)                                 The Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, clearances, approvals, registrations and orders of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                  Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters referenced in Section 3.4, Section 3.5 or Section 3.13, or in respect of environmental, Tax, employee benefits or labor Law matters.

Section 3.8                                    Environmental Laws and Regulations.  Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:  (a) the Company and its Subsidiaries are now and have been since January 1, 2013 in compliance with all applicable Environmental Laws; (b) since January 1, 2013, neither the Company nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (c) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity imposing liability or obligations relating to any Environmental Law; and (d) the Company has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing.

Section 3.9                                    Employee Benefit Plans.

(a)                                 Section 3.9(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan for current or former employees, directors or consultants of the Company or any Company Subsidiary.  “Company Benefit Plan” means each employee benefit plan, policy or agreement, whether or not subject to ERISA, including, without limitation, each pension, welfare, bonus, stock, stock option or other equity-based compensation, incentive, deferred compensation, retirement or supplemental retirement, severance, retention, employment, consulting, gross-up, change-in-control, collective bargaining, profit sharing,  vacation, cafeteria, dependent care, medical care, dental care, employee assistance, education or tuition assistance, and each insurance and other similar fringe or employee benefit plan, program, agreement or arrangement, in each case for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has or may have any present or future obligation or liability (whether actual or contingent).

(b)                                 With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement; (ii) the most recent Internal Revenue Service determination, notification or opinion letter, (iii) the most recent tax return and the most recent audited financial statement and actuarial valuation report; and (iv) all related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan.

(c)                                  (i) Except as would not, individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Benefit Plans has been operated and administered in material compliance with its terms and applicable Laws; (ii) each Company Benefit Plan is and has been established, qualified, funded and administered in accordance with applicable Law and in accordance with their terms, and, to the knowledge of Company, no fact or circumstance exists that would be reasonably expected to adversely affect the qualified or registered status of any Company Benefit Plan; (iii) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all contributions or other amounts payable by the Company or its Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; and (v) there are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans that would reasonably be expected to result in a material liability to the Company or a Company Subsidiary.

(d)                                 Except as set forth in Section 3.9(d) of the Company Disclosure Letter, neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates has or within the past six years has had an obligation to contribute to a defined benefit pension plan, including any such plan as defined in Section 3(35) of ERISA, a multiemployer pension plan, including any such plan as defined in Section 3(37) of ERISA, or any other pension plan subject to Title IV of ERISA, and no condition exists that is likely to cause the Company, any Company Subsidiary or any of their respective ERISA Affiliates to incur liability under Title IV of ERISA.

(e)                                  Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former employee, director or consultant of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any compensation or benefits otherwise payable or to be provided under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits, or (iv) result in the payment of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(f)                                   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom.  The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 3.10                             Absence of Certain Changes or Events.

(a)                                 From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, change, or state of fact that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 From December 31, 2014 through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that would constitute a breach of Section 5.1(ii) had such action been taken after the execution of this Agreement.

Section 3.11                             Investigation; Litigation.  As of the date hereof, (a) there is no material investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, (b) there are no material claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) before any Governmental Entity against the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (c) there are no material orders, judgments, injunctions, rulings or decrees of any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets.

Section 3.12                             Information Supplied.  The information relating to the Company and its Subsidiaries to be contained in the proxy statement in preliminary and definitive form relating to the Company Special Meeting, which will be used as a prospectus of Parent in the United States with respect to the Parent Shares issuable in the Merger (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), and the registration statement on Form F-4 pursuant to which the offer and sale of Parent Shares in the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the “Form F-4”) will not, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of the Company or at the time the Form F-4 (and any amendment or supplement thereto) is declared effective or at the time of the Company Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.  The information relating to the Company and its Subsidiaries to be contained in the Parent Circular will not, on the date the Parent Circular (and any amendment or supplement thereto) is first mailed to the shareholders of Parent or at the time of the Parent Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.  The Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus, the Parent Circular or the Form F-4 which were not supplied by or on behalf of the Company.

Section 3.13                             Regulatory Matters.

(a)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries holds all Company Permits and clearances necessary for the lawful operating of the businesses of the Company or any Company Subsidiary (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company is in compliance with the terms of all Company Regulatory Permits.

(b)                                 Since January 1, 2013, neither the Company nor any Company Subsidiary has received any written notification or communication from any Governmental Entity of material noncompliance by, or liability of Company or the Company Subsidiaries under, any Laws.

(c)                                  None of the Company or any Company Subsidiary is party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(d)                                 Notwithstanding anything contained in this Section 3.13, no representation or warranty shall be deemed to be made in this Section 3.13 in respect of environmental, Tax, employee benefits or labor Law matters.

Section 3.14                             Tax Matters.

(a)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)                                     all Tax Returns that are required to be filed by or with respect to the Company or any Company Subsidiary have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate and no claim has ever been made by any Governmental Entity in a jurisdiction  in which the Company or any Company Subsidiary does not file Tax Returns that it is or may be subject to tax in that jurisdiction;

(ii)                                  the Company and the Company Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld and remitted from amounts owing to any employee, service provider, creditor, non-resident person or other third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

(iii)                               there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any Company Subsidiary, nor are any such matters under discussion with any Governmental Entity other than for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

(iv)                              neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and

(v)                                 there are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary, except for the Company Permitted Liens.

(b)                                 Neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 of the Code as relates to Section 355 of the Code (or any similar provisions of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement.

(c)                                  Neither the Company nor any Company Subsidiary is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or (ii) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for material Taxes of any Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

(d)                                 Neither the Company nor any Company Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(e)                                  During the 36-month periods (i) ending on the date of this Agreement and (ii) ending on the Closing Date, neither the Company nor any predecessor of the Company has made or will have made any “non-ordinary course distributions” within the meaning of IRS Notice 2014-52.

Section 3.15                             Labor Matters.

(a)                                 Neither the Company nor, to its knowledge, any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization.  Neither the Company nor any Company Subsidiary is subject to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any Company Subsidiary, except for those the formation of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any Company Subsidiary, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                  The Company and any Company Subsidiaries are in material compliance with all Laws relating to the employment of labor, relating to the terms and conditions of employees, former employees or prospective employees and other labor-related matters including, all Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, wages, hours, social benefits contributions, severance pay, the WARN Act, collective bargaining, discrimination, safety and health, immigration, discrimination, workers’ compensation and the collection and payment of withholding or social security taxes and any similar Tax. There are no material unfair labor practice charges or complaints pending or, to the knowledge of Company and any Company Subsidiary, threatened by or on behalf of any employee of group of employees of the Company or any Company Subsidiary.

Section 3.16                             Intellectual Property.

(a)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) either the Company or a Company Subsidiary is the sole and exclusive owner of all right, title, and interest in and to, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted, and such rights comprise all Intellectual Property necessary and sufficient to enable the Company and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted and proposed to be conducted; (ii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or its Subsidiaries by any Person challenging the ownership, enforceability or validity of any Intellectual Property of the Company or any of its Subsidiaries or alleging infringement, misappropriation, or unauthorized use by the Company or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted, and the Company and its Subsidiaries have not received written notice of any such claim; (iii) to the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, any Intellectual Property or any other similar proprietary right of any Person; and (iv) as of the date hereof, neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement, or other violation by any Person of its rights to or in connection with any Intellectual Property used in the business of the Company or its Subsidiaries.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and all of the Company Subsidiaries have complied in all material respects with (i) all of their privacy policies, (ii) all applicable privacy Laws and (iii) all contractual commitments that the Company or any of the Company Subsidiaries have entered into with respect to Personal Information.   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company and the Company Subsidiaries, there have been no violations of any privacy Laws or privacy policies, and no data breaches involving any Personal Information, and there are no pending or threatened claims against the Company or any of the Company Subsidiaries by any Person challenging the Company’s policies or practices with respect to privacy and data security.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have commercially reasonable measures in place to safeguard the security, confidentiality, and integrity of Personal Information in their possession or control from unauthorized access, and neither the Company, any of the Company Subsidiaries, nor to the Company’s knowledge, any other Person, has made any illegal or unauthorized use of Personal Information collected by or on behalf of the Company or the Company Subsidiaries.

Section 3.17                             Real Property.

(a)                                 With respect to the real property owned by the Company or any Company Subsidiary at which the material operations of the Company and the Company Subsidiaries are conducted as of the date hereof (such property collectively, the “Company Owned Real Property”), except as would not be material, individually or in the aggregate, to the Company and the Company Subsidiaries, either the Company or a Company Subsidiary has good and valid title to such Company Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company or (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), a “Company Permitted Lien”).  As of the date hereof, neither the Company nor any of its Subsidiaries has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of the Company and its Subsidiaries are conducted as of the date hereof (the “Company Leased Real Property”), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Leased Real Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Company Leased Real Property, free and clear of all Liens, except for the Company Permitted Liens.

Section 3.18                             Opinion of Financial Advisor.  The Company Board of Directors has received the opinion of Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Company Shares.  An executed copy of such opinion will be made available to Parent solely for informational purposes promptly after receipt thereof by the Company Board of Directors.  As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.19                             Required Vote.  The Company Stockholder Approval is the only vote of holders of securities of the Company which is required to consummate the Transactions.

Section 3.20                             Material Contracts.

(a)                                 Except for this Agreement and for any Contracts filed as an exhibit to any Company SEC Document, Section 3.20 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.20(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise)

or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.20(a) being referred to herein as the “Company Material Contracts”):

(i)                                     any customer or client Contract that involves or that is reasonably likely to involve consideration in fiscal year 2015 in excess of $2,000,000;

(ii)                                  any partnership, joint venture, strategic alliance or collaboration Contract that generates or that is reasonably likely to generate revenues in fiscal year 2015 in excess of $2,000,000;

(iii)                               each Contract between the Company, on the one hand, and any officer, director or affiliate (other than a wholly-owned Company Subsidiary) of the Company or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company has an obligation to indemnify such officer, director, affiliate or family member;

(iv)                              any Contract (excluding licenses for commercially available off the shelf computer software that are generally available on standard terms for fees of no more than $2,000,000 annually or in the aggregate) under which the Company or any Company Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights of a third party, which Contract is material to the Company and the Company Subsidiaries, taken as a whole; and

(v)                                 any material collective bargaining agreement or other material Contract with any labor union.

(b)                                 Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.21                             Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current insurance policies and Contracts of the Company and its Subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid.  Neither the Company nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.22                             Finders and Brokers.  Neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 3.22 of the Company Disclosure Letter, who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.23                             Takeover Statutes; No Rights Agreement.  The Company Board of Directors has taken all action necessary so that no “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations (collectively, “Takeover Laws”) is applicable to the Merger and the other transactions contemplated by this Agreement.  The Company does not have in effect any “poison pill” or shareholder rights plan.

Section 3.24                             No Other Representations.  Except for the representations and warranties contained in Article IV and in the tax representation letters described in Section 6.14, the Company acknowledges that neither Parent nor any Representative of Parent makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent Filings since January 1, 2014 (including exhibits and other information incorporated by reference therein) and publicly available at least two calendar days prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent), Parent, and Merger Sub jointly and severally represent and warrant to the Company as set forth below.

Section 4.1                                    Qualification, Organization, Subsidiaries, etc.

(a)                                 Each of Parent, Merger Sub and the Parent Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  The Parent Filings contain complete and accurate copies of the Parent Governing Documents.  The Parent Governing Documents are in full force and effect and Parent is not in violation of the Parent Governing Documents.

(b)                                 Subsidiaries.  All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are wholly-owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

Section 4.2                                    Share Capital.

(a)                                 The authorized capital of the Parent consists of an unlimited number of common shares (the “Parent Shares”), an unlimited number of preferred shares (the “Parent Preferred Shares”) and an unlimited number of special shares (the “Parent Special Shares”). As of the date of this Agreement, there were: (i) 109,303,356 Parent Shares issued and outstanding (including 496,672 Parent Restricted Common Shares); (ii) no Parent Special Shares issued and outstanding; (iii) no Parent Preferred Shares issued and outstanding; and (iv) 1,682,962 Parent Shares issuable upon the exercise of all outstanding Parent Options, including tandem Parent SARs.

(b)                                 All outstanding Parent Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Parent Shares issuable upon the exercise of rights under the Parent Stock Option Plan, including outstanding Parent Options, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Parent Shares have been issued, and no Parent Options have been granted, in violation of any Law or any pre-emptive or similar rights applicable to them.  None of the Parent Subsidiaries own any Parent Shares.

(c)                                  Section 4.2(c) of the Parent Disclosure Letter contains a list of the Parent Options and tandem Parent SARs, with details regarding the strike price, whether such Parent Options are vested or unvested, the number of participants to whom such Parent Options have been granted. The Parent Stock Option Plans and the issuance of Parent Shares under such plans (including all outstanding Parent Options) have been duly authorized by the Parent Board of Directors in compliance with Law and the terms of the Parent Stock Option Plans, and have been recorded on the Parent’s financial statements in accordance with GAAP, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(d)                                 Section 4.2(d) of the Parent Disclosure Letter contains a list of the Parent PSUs, with details regarding the vesting schedule and the names of and the number of participants to whom such Parent PSUs have been granted.

(e)                                  Section 4.2(e) of the Parent Disclosure Letter contains a list of the Parent SARs, with details regarding the reference price, the vesting schedule, and the names of and the number of participants to whom such Parent SARs have been granted.

(f)                                   Except for rights under the Parent Stock Option Plans, including outstanding Parent Options, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Parent or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Parent or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Parent or of any of its Subsidiaries.

(g)                                  There are no issued, outstanding or authorized:

(i)                                     obligations to repurchase, redeem or otherwise acquire any securities of the Parent or of any of its Subsidiaries, or qualify securities for public distribution in Canada, the United States or elsewhere, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Parent or of any of its Subsidiaries; or

(ii)                                  notes, bonds, debentures or other evidences of Indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Parent Shares on any matter except as required by Law.

(h)                                 All dividends or distributions on securities of the Parent that have been declared or authorized have been paid in full.

Section 4.3                                    Corporate Authority Relative to this Agreement; No Violation.

(a)                                 Parent and Merger Sub have all requisite corporate or similar power and authority to enter into this Agreement and, subject (in the case of the issuance of Parent Shares in connection with the Merger and the Consolidation) to receipt of the Parent Shareholder Approvals, to consummate the Transactions, including the Merger.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and (in the case of the issuance of Parent Shares in connection with the Merger and the Consolidation, except for (i) receipt of the Parent Shareholder Approvals and (ii) the filing of the Certificate of Merger with the DSOS) no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of the Transactions.  On or prior to the date hereof, the Parent Board of Directors has unanimously (x) resolved that this Agreement and the consummation of the Transactions, including the issuance of Parent Shares in connection with the Merger, is in the best interests of Parent, and (y) resolved to recommend that the shareholders of Parent vote in favor of the approval of the Parent Shareholder Resolutions.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)                                 Other than in connection with or in compliance with (i) the provisions of the DGCL and the LLC Act, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of the Exchanges, and (vi) the matters set forth in Section 4.3(b) of the Parent Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent and Merger Sub of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                                  The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 4.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Parent or any of the Parent Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiaries, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any of the Parent Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i), (ii) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4                                    Reports and Financial Statements.

(a)                                 From January 1, 2013 through the date of this Agreement, Parent has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it under the profile of Parent on the System for Electronic Document Analysis Retrieval (SEDAR) or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) (the “Parent Filings”).  As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Parent Filings complied in all material respects with the requirements of the Canadian Securities Laws and the applicable rules and regulations promulgated thereunder, and none of the Parent Filings contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                                 The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent Filings when filed complied as to form in all material respects with the applicable accounting requirements and Canadian Securities Laws with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and their statements of income, comprehensive income, financial performance and cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by Canadian Securities Laws) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5                                    Internal Controls and Procedures.

(a)                                 Parent has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by Parent in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Parent in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws are accumulated and communicated to Parent’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)                                 Parent has designed under the supervision of Parent’s Chief Executive Officer and Chief Financial Officer, and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent; (b) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent; and (c) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on the annual financial statements or interim financial reports.

(c)                                  There is no material weakness (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Parent. None of Parent, any of the Parent Subsidiaries, any director, officer, or, to the knowledge of Parent, auditor, accountant or representative of Parent or any of the Parent Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

Section 4.6                                    No Undisclosed Liabilities.  Except (a) as disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of December 31, 2014 included in the Parent Filings filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2014, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither Parent nor any Parent Subsidiary has any material liabilities of any nature, whether or not accrued, contingent or otherwise.  For purposes of this Section 4.6, the term “liabilities” shall not include liabilities or obligations of Parent or any Parent Subsidiaries to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by Parent or any Parent Subsidiaries with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

Section 4.7                                    Compliance with Laws; Permits.

(a)                                 Parent and each Parent Subsidiary is in compliance in all material respects with, and is not in default in any material respect under or in violation in any material respect of, any Laws applicable to Parent, any of such Subsidiaries or any of their respective businesses, properties or assets.

(b)                                 Parent and the Parent Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, clearances, approvals, registrations and orders of any Governmental Entity necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                                  Notwithstanding anything contained in this Section 4.7, no representation or warranty shall be deemed to be made in this Section 4.7 in respect of the matters referenced in Section 4.4, Section 4.5 or Section 4.13, or in respect of environmental, Tax, employee benefits or labor Law matters.

Section 4.8                                    Environmental Laws and Regulations.  Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:  (a) Parent and its Subsidiaries are now and have been since January 1, 2013 in compliance with all applicable Environmental Laws; (b) since January 1, 2013, neither Parent nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging that Parent or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (c) neither Parent nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity imposing liability or obligations relating to any Environmental Law; and (d) Parent has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing.

Section 4.9                                    Employee Benefit Plans.

(a)                                 Section 4.9(a) of the Parent Disclosure Letter sets forth a true and complete list of each material Parent Benefit Plan for current or former employees, directors or consultants of Parent or any Parent Subsidiary.  “Parent Benefit Plan” means each employee benefit plan, policy or agreement, whether or not subject to ERISA, including, without limitation, each pension, welfare, bonus, stock, stock option or other equity-based compensation, incentive, deferred compensation, retirement or supplemental retirement, severance, retention, employment, consulting, gross-up, change-in-control, collective bargaining, profit sharing,  vacation, cafeteria, dependent care, medical care, dental care, employee assistance, education or tuition assistance, and each insurance and other similar fringe or employee benefit plan, program, agreement or arrangement, in each case for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of Parent or any Parent Subsidiary or with respect to which Parent or any Parent Subsidiary has or may have any present or future obligation or liability (whether actual or contingent).

(b)                                 With respect to each material Parent Benefit Plan, Parent has made available to the Company correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement; (ii) the most recent Internal Revenue Service determination, notification or opinion letter, (iii) the most recent annual tax return and the most recent audited financial statement and actuarial valuation report; and (iv) all related agreements, insurance contracts and other agreements which implement each such Parent Benefit Plan.

(c)                                  (i) Each of the Parent Benefit Plans has been operated and administered, in all material respects, in compliance with its terms and applicable Laws; (ii)  each Parent Benefit Plan is and has been established, qualified, funded and administered in accordance with applicable Law and in accordance with their terms, and, to the Knowledge of Parent, no fact or circumstance exists that would be reasonably expected to adversely affect the qualified or registered status of any Parent Benefit Plan; (iii) no Parent Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse

Effect, all contributions or other amounts payable by Parent or its Subsidiaries pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; and (v) there are no pending, or to the knowledge of Parent, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans that would reasonably be expected to result in a material liability to Parent or a Parent Subsidiary.

(d)                                 Neither the Parent, any Parent Subsidiary nor any of their respective ERISA Affiliates has or within the past six years has had an obligation to contribute to a defined benefit pension plan, including any such plan as defined in Section 3(35) of ERISA, a multiemployer pension plan, including any such plans as defined in Section 3(37) of ERISA, or any other pension plan subject to Title IV of ERISA, and no condition exists that is likely to cause Parent, any Parent Subsidiary or any of their respective ERISA Affiliates to incur liability under Title IV of ERISA.

(e)                                  Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former employee, director or consultant of Parent or any Parent Subsidiary under any Parent Benefit Plan or otherwise, (ii) increase any compensation or benefits otherwise payable or to be provided under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits, or (iv) result in the payment of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(f)                                   Each Parent Benefit Plan has been maintained and operated, in all material respects, in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom.  Parent is not a party to nor does it have any obligation under any Parent Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 4.10                             Absence of Certain Changes or Events.

(a)                                 From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, change, or state of fact that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 From December 31, 2014 through the date of this Agreement, neither Parent nor any Parent Subsidiary has taken any action that would constitute a breach of Section 5.2(ii) had such action been taken after the execution of this Agreement.

Section 4.11                             Investigations; Litigation.  As of the date hereof, (a) there is no material investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, (b) there are no material claims, actions, suits or proceedings pending

(or, to the knowledge of Parent, threatened) before any Governmental Entity against Parent or any Parent Subsidiary or any of their respective properties, rights or assets, and (c) there are no material orders, judgments or decrees of any Governmental Entity with respect to Parent or any Parent Subsidiary or any of their respective properties, rights or assets.

Section 4.12                             Information Supplied.  The information relating to Parent and its Subsidiaries (including Merger Sub) to be contained in the Proxy Statement/Prospectus and the Form F-4 will not, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to shareholders of the Company or the Form F-4 (and any amendment or supplement thereto) is declared effective or at the time of the Company Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.  The information relating to Parent and its Subsidiaries to be contained in the Parent Circular will not, on the date the Parent Circular (and any amendment or supplement thereto) is first mailed to the shareholders of Parent or at the time of the Parent Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.  The Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the stockholders of the Company) and the Form F-4 will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder.  The Parent Circular will comply in all material respects as to form with the applicable requirements of Canadian Securities Laws, the Business Corporations Act (Ontario) and the Exchanges.  Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus, the Parent Circular or the Form F-4 which were not supplied by or on behalf of Parent.

Section 4.13                             Regulatory Matters.

(a)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and the Parent Subsidiaries holds all Parent Permits and clearances necessary for the lawful operating of the businesses of Parent or any Parent Subsidiary (the “Parent Regulatory Permits”); (ii) all such Parent Regulatory Permits are valid and in full force and effect; and (iii) Parent is in compliance with the terms of all Parent Regulatory Permits.

(b)                                 Since January 1, 2013, neither Parent nor any of the Parent Subsidiaries has received any written notification or written communication from any Governmental Entity of material noncompliance by, or liability of Parent or the Parent Subsidiaries under, any Laws.

(c)                                  None of the Parent or any Parent Subsidiary is party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(d)                                 Notwithstanding anything contained in this Section 4.13, no representation or warranty shall be deemed to be made in this Section 4.13 in respect of environmental, Tax, employee benefits or labor Law matters.

Section 4.14                             Tax Matters.

(a)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i)                                     all Tax Returns that are required to be filed by or with respect to Parent or any Parent Subsidiary have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate and no claim has ever been made by any Governmental Entity in a jurisdiction  in which Parent or any Parent Subsidiary does not file Tax Returns that it is or may be subject to tax in that jurisdiction;

(ii)                                  Parent and the Parent Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld and remitted from amounts owing to any employee, service provider, creditor, non-resident person or other third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and the Parent Subsidiaries;

(iii)                               there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of Parent or any Parent Subsidiary, nor are any such matters under discussion with any Governmental Entity, other than for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and the Parent Subsidiaries;

(iv)                              neither Parent nor any Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and

(v)                                 there are no Liens for Taxes upon any property or assets of Parent or any Parent Subsidiary, except for Parent Permitted Liens.

(b)                                 Neither Parent nor any Parent Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 of the Code as relates to Section 355 of the Code (or any similar provisions of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement.

(c)                                  Neither Parent nor any Parent Subsidiary is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or (ii) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any material liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under U.S. Treasury

Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

(d)                                 Neither Parent nor any Parent Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(e)                                  After giving effect to the Merger and all transactions contemplated by this Agreement, 50% or less of the gross value of Parent’s “foreign group property” constitutes “foreign group nonqualified property” within the meaning of IRS Notice 2014-52.

(f)                                   Parent is as of the date hereof, and at all times since its formation until the date hereof has been, treated as a foreign corporation for U.S. federal income tax purposes.

(g)                                  Neither Parent nor any Parent Subsidiary has been a party to any contract or transaction in circumstances that could subject it to liability under Section 160 of the Canadian Income Tax Act or any substantially similar provision of other applicable Tax Laws.

(h)                                 None of Sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Canadian Income Tax Act, or any equivalent provision of other applicable Tax Laws, have applied with respect to Parent or any Parent Subsidiary.

(i)                                     For all material transactions between Parent (or any Parent Subsidiary which is a resident of Canada for Tax purposes) and any Person who is not a resident of Canada and with whom Parent (or the applicable Parent Subsidiary) does not deal at arm’s length (within the meaning of the Canadian Income Tax Act), Parent (or the applicable Parent Subsidiary) has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Canadian Income Tax Act.

Section 4.15                             Labor Matters.

(a)                                 Neither Parent nor, to its knowledge, any Parent Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization.  Neither Parent nor any Parent Subsidiary is subject to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.  To the knowledge of Parent, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any Parent Subsidiary, except for those the formation of which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Parent or any Parent Subsidiary, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                                  Parent and any Parent Subsidiaries are in material compliance with all Laws relating to the employment of labor, relating to the terms and conditions of employees,

former employees or prospective employees and other labor-related matters including, all Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, wages, hours, social benefits contributions, severance pay, the WARN Act, collective bargaining, discrimination, safety and health, immigration, discrimination, workers’ compensation and the collection and payment of withholding or social security taxes and any similar Tax. There are no material unfair labor practice charges or complaints pending or, to the knowledge of Parent and any Parent Subsidiary, threatened by or on behalf of any employee of group of employees of the Parent or any Parent Subsidiary.

Section 4.16                             Intellectual Property.

(a)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Section 4.16(a) of the Parent Disclosure Letter sets forth all patents, registered trademarks, registered copyrights, and pending applications for any patents, trademarks, or copyrights owned or purported to be owned by Parent or one of its Subsidiaries (“Registered Parent IP”); (ii) either Parent or a Parent Subsidiary is the sole and exclusive owner of all right, title, and interest in and to, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted, and such rights comprise all Intellectual Property necessary and sufficient to enable Parent and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted and proposed to be conducted; (iii) there are no pending or, to the knowledge of Parent, threatened claims against Parent or its Subsidiaries by any Person challenging the ownership, enforceability or validity of an Intellectual Property of Parent or any of its Subsidiaries or alleging infringement, misappropriation, or unauthorized use by Parent or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted, and Parent and its Subsidiaries have not received written notice of any such claim; (iv) to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries does not infringe, misappropriate or otherwise violate, any Intellectual Property or any other similar proprietary right of any Person; and (v) as of the date hereof, neither Parent nor any of its Subsidiaries has made any claim of a violation, infringement, or other violation by any Person of its rights to or in connection with any Intellectual Property used in the business of Parent or its Subsidiaries.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and all of the Parent Subsidiaries have complied in all material respects with (i) all of their privacy policies, (ii) all applicable privacy Laws and (iii) all contractual commitments that Parent or any of its Subsidiaries have entered into with respect to Personal Information.   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of the Parent and the Parent Subsidiaries, there have been no violations of any privacy Laws or privacy policies, and no data breaches involving any Personal Information, and there are no pending or threatened claims against Parent or any of the Parent Subsidiaries by any Person challenging Parent’s policies or practices with respect to privacy and data security.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have commercially reasonable measures in place to safeguard the security, confidentiality, and integrity of Personal Information in their possession or control from unauthorized access, and neither Parent, any of the Parent Subsidiaries, nor to Parent’s knowledge, any other Person, has made any illegal or unauthorized use of Personal Information collected by or on behalf of Parent or the Parent Subsidiaries.

Section 4.17                             Real Property.

(a)                                 With respect to the real property owned by Parent or any Subsidiary at which the material operations of Parent and the Parent Subsidiaries are conducted as of the date hereof (such property collectively, the “Parent Owned Real Property”), except as would not be material, individually or in the aggregate, to Parent and the Parent Subsidiaries, either Parent or a Parent Subsidiary has good and valid title to such Parent Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Parent or (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), “Parent Permitted Lien”).  As of the date hereof, neither Parent nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Parent there is no threatened, condemnation proceeding with respect to any Parent Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each lease, sublease and other agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of Parent and its Subsidiaries are conducted as of the date hereof (the “Parent Leased Real Property”), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder exists with respect to any Parent Leased Real Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Parent Leased Real Property, free and clear of all Liens, except for Parent Permitted Liens.

Section 4.18                             Opinions of Financial Advisors.  The Parent Board of Directors has received the opinion of J.P. Morgan Securities LLC and the opinion of BMO Capital Markets, to the effect that, as of the date of such opinions and based upon and subject to the matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to Parent. Executed copies of such opinions will be made available to the Company solely for informational purposes promptly after receipt thereof by the Parent Board of Directors.  As of the date of this Agreement, such opinions have not been withdrawn, revoked or modified.

Section 4.19                             Required Vote.  The Parent Shareholder Approvals are the only votes of holders of securities of Parent which are required to consummate the Transactions.

Section 4.20                             Material Contracts.

(a)                                 Except for this Agreement, Section 4.20 of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.20(a) under which Parent or any Parent Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 4.20(a) being referred to herein as the “Parent Material Contracts”):

(i)                                     Any customer or client Contract that involves or that is reasonably likely to involve consideration in fiscal year 2015 in excess of $2,000,000;

(ii)                                  any partnership, joint venture, strategic alliance or collaboration Contract which is material to Parent and its Subsidiaries, taken as a whole;

(iii)                               any Contract that (A) purports to materially limit either the type of business in which Parent or its Subsidiaries (or, after the Effective Time, the Company or its Subsidiaries) or any of their respective affiliates may engage or geographic area in which any of them may so engage in any business or (B) would require the disposition of any material assets or line of business of Parent or its Subsidiaries (or, after the Effective Time, the Company or its Subsidiaries) or any of their respective affiliates as a result of the consummation of the Transactions;

(iv)                              each acquisition or divestiture Contract or licensing agreement that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $2,000,000 in the twelve (12) month period following the date hereof;

(v)                                 each Contract relating to outstanding Indebtedness of Parent or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $2,000,000 other than (A) Contracts solely among Parent and any wholly-owned Parent Subsidiary or a guarantee by Parent or a Parent Subsidiary of a Parent Subsidiary, (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $2,000,000, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon), and (C) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the Parent Filings;

(vi)                              each Contract between Parent, on the one hand, and any officer, director or affiliate (other than a wholly-owned Parent Subsidiary) of Parent or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which Parent has an obligation to indemnify such officer, director, affiliate or family member;

(vii)                           any Contract (excluding licenses for commercially available off the shelf computer software that are generally available on standard terms for fees of no more than $100,000 annually or in the aggregate) under which Parent or any Parent Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights of a third party, which Contract is material to Parent and the Parent Subsidiaries, taken as a whole;

(viii)                        any Contract (excluding licenses for commercially available off the shelf computer software that are generally available on standard terms for fees of no more than $100,000 annually or in the aggregate) under which Parent or any Parent Subsidiary has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights (including any development thereof), which Contract is material to Parent and the Parent Subsidiaries, taken as a whole;

(ix)                              any shareholders, investors rights, registration rights or similar agreement or arrangement of Parent or any of its Subsidiaries;

(x)                                 any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $2,000,000;

(xi)                              any material collective bargaining agreement or other material Contract with any labor union;

(xii)                           any Contract involving the settlement of any action or threatened action (or series of related actions) which will (A) involve payments after the date hereof of consideration in excess of $2,000,000 or (B) impose material monitoring or reporting obligations to any other Person outside the ordinary course of business; and

(xiii)                        any Contract not otherwise described in any other subsection of this Section 4.20(a) that would be required to be filed on SEDAR by the Company as a “material contract” under NI 51-102.

(b)                                 Neither Parent nor any Parent Subsidiary is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  To the knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of

Parent, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.21                             Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, (a) all current insurance policies and Contracts of Parent and its Subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid.  Neither Parent nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.22                             Finders and Brokers.  Neither Parent nor any Parent Subsidiary has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 4.22 of the Parent Disclosure Letter, who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.23                             FCPA and Anti-Corruption.  Except for those matters which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect:

(a)                                 neither Parent nor any Parent Subsidiary, nor any director, manager or employee of Parent or any Parent Subsidiary has in the last five (5) years, in connection with the business of Parent or any Parent Subsidiary, itself or, to Parent’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Parent or any Parent Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable);

(b)                                 neither Parent nor any Parent Subsidiary, nor any director, manager or employee of Parent or any Parent Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Parent or any Parent Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA;

(c)                                  Parent and each Parent Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and each Parent Subsidiary as required by the FCPA in all material respects;

(d)                                 Parent and each Parent Subsidiary has instituted policies and procedures designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e)                                  no officer, director, or employee of Parent or any Parent Subsidiary is a Government Official.

Section 4.24                             No Merger Sub Activity.  Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with this Agreement.  At the Effective Time, Merger Sub will have no assets or liabilities of any kind, other than obligations pursuant to this Agreement.

Section 4.25                             No Other Representations.  Except for the representations and warranties contained in Article III and in the tax representation letters described in Section 6.14, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1                                    Conduct of Business by the Company Pending the Closing.  The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.1 of the Company Disclosure Letter, (b) as specifically required by this Agreement, (c) as required by Law or (d) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, and use reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (e) of Section 5.1(ii) shall be deemed a breach of this clause (i), and (ii) agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, and shall not permit any Company Subsidiary to:

(a)                                 authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except (i) that the Company may continue the declaration and payment of regular quarterly cash dividends on the Company Shares, not to exceed $0.145 per share for each quarterly dividend, with usual record and payment dates for such dividends in accordance with past dividend practice to the extent that any such dividend would not be a “non-ordinary course distribution” within the meaning of IRS Notice 2014-52, and (ii) for dividends and distributions paid or made on a pro rata basis by a Company Subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary;

(b)                                 split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned Company Subsidiary which remains a wholly-owned Company Subsidiary after consummation of such transaction;

(c)                                  except as required by applicable Law or any Company Benefit Plan in existence as of the date hereof, (i) increase the compensation or benefits payable or to be provided to any of its directors or executive officers (other than increases in annual base salaries and target incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice), (ii) grant or increase to any of its directors or executive officers any severance, termination, change in control or retention pay, (iii) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation to any of its directors or executive officers (other than as permitted by clause (i) of this Section 5.1(c) and other than the payment of accrued and unpaid cash bonuses or other cash incentive compensation), (iv) enter into any employment, severance, change in control or retention agreement with any of its directors or executive officers (other than offer letters that do not otherwise provide for severance, change in control or retention payments or benefits), (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement (other than a renewal of an existing collective bargaining agreement in the ordinary course or business) or Company Benefit Plan (or a plan or arrangement that would be a Company Benefit Plan if in existence as of the date hereof), or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors or executive officers;

(d)                                 make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(e)                                  amend the Company Governing Documents, and shall not permit any Subsidiary of the Company to adopt any amendments to its governing documents;

(f)                                   issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted stock), voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Equity Award outstanding on the date hereof), other than issuances of Company Shares (i) in respect of any exercise of Company Warrants or the vesting, lapse of restrictions with respect to or settlement of Company Equity Awards outstanding as of the date hereof, or issued in accordance with this Agreement, in each case, in accordance with their respective terms, (ii) pursuant to the terms of the Company Equity Plans, subject to Section 2.3(d) or (iii) transactions between the Company and a wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries;

(g)                                  directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) redemptions or acquisitions of Company Shares tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the redemption or acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards and (iii) transactions between the Company and a wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries;

(h)                                 make any loans to any other Person, except for loans among the Company and its wholly-owned Company Subsidiaries or among the Company’s wholly-owned Company Subsidiaries;

(i)                                     make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or take any action which would cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the Transactions; or

(j)                                    agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2                                    Conduct of Business by Parent Pending the Closing.  Parent agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.2 of the Parent Disclosure Letter, (b) as specifically required by this Agreement, (c) as required by Law or (d) as consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent (i) shall and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, and use reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (i) of Section 5.2(ii) shall be deemed a breach of this clause (i), and (ii) agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent shall not, and shall not permit any Parent Subsidiary to:

(a)                                 authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of Parent or any Parent Subsidiary), except (i) that Parent may continue the declaration and payment of regular quarterly cash dividends on the Parent Shares, not to exceed $0.17 per share for each quarterly dividend, with usual record and payment dates for such dividends in accordance with past dividend practice, and (ii) for dividends and distributions paid or made on a pro rata basis by a Parent Subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned Parent Subsidiary to Parent or another wholly-owned Parent Subsidiary;

(b)                                 split, combine, reduce or reclassify any of its capital stock (excluding the Consolidation, provided that the Consolidation shall not be consummated prior to the Effective Time), or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned Parent Subsidiary which remains a wholly-owned Parent Subsidiary after consummation of such transaction;

(c)                                  except as required by applicable Law or any Parent Benefit Plan in existence as of the date hereof, (i) increase the compensation or benefits payable or to be provided to any of its directors, officers, employees or consultants, (ii) grant or increase to any of its directors, officers, employees or consultants  any severance, termination, change in control or retention pay, (iii) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation (other than the payment of unpaid cash bonuses or other cash incentive compensation accrued as of December 31, 2015), (iv) enter into any employment, severance, change in control or retention agreement with any of its directors, officers, employees or consultants (other than offer letters that do not otherwise provide for severance, change in control or retention payments or benefits), (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement (other than a renewal of an existing collective bargaining agreement in the ordinary course of business) or Parent Benefit Plan (or a plan or arrangement that would be a Parent Benefit Plan if in existence as of the date hereof), or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors, officers, employees or consultants;

(d)                                 make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(e)                                  authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations, except for (i) such transactions that collectively do not have purchase prices that exceed $1,000,000 in the aggregate (provided that any such transactions, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impede the consummation of the Transactions), (ii) capital expenditures otherwise permitted by Section 5.2(ii)(n), (iii)  transactions between Parent and a wholly-owned Parent Subsidiary or between wholly-owned Parent Subsidiaries or (iv) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(f)                                   amend the Parent Governing Documents, and shall not permit any Subsidiary of Parent to adopt any amendments to its governing documents;

(g)                                  issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted stock), voting securities or other equity interest in Parent or any Parent Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Parent Equity Award under any existing Parent Equity Plan (except as otherwise provided by the express terms of any Parent Equity Award outstanding on the date hereof), other than (i) issuances of Parent Shares (A) in respect of any exercise of Parent Options under Parent Equity Awards or the vesting, lapse of restrictions with respect to or settlement of Parent Equity Awards outstanding as of the date hereof, or issued in accordance with this Agreement, in each case, in accordance with their respective terms, or (B) pursuant to the terms of the Parent Stock Option Plans or (ii) transactions between Parent and a wholly-owned Subsidiary of Parent or between wholly-owned Subsidiaries of Parent;

(h)                                 directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) redemptions or acquisitions of Parent Shares tendered by holders of Parent Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the redemption or acquisition by Parent of Parent Equity Awards in connection with the forfeiture of such awards and (iii) transactions between Parent and a wholly-owned Parent Subsidiary or between wholly-owned Parent Subsidiaries;

(i)                                     redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness for borrowed money among Parent and its wholly-owned Parent Subsidiaries or among wholly-owned Parent Subsidiaries, (ii) Indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing Indebtedness for borrowed money of Parent or any of the Parent Subsidiaries maturing on or prior to the six (6) month anniversary of the date of such refinancing, (iii) guarantees by Parent of Indebtedness for borrowed money of Parent Subsidiaries or guarantees by Parent Subsidiaries of Indebtedness for borrowed money of Parent or any Parent Subsidiary, which Indebtedness is incurred in compliance with this clause (i), (iv) Indebtedness for borrowed money incurred pursuant to agreements entered into by Parent or any Parent Subsidiary in effect prior to the execution of this Agreement and set forth in Section 5.2(ii)(i) of the Parent Disclosure Letter; provided that any such Indebtedness shall be drawn solely in the ordinary course of business, and in an aggregate amount not to exceed $28,000,000, and (v) transactions at the stated maturity of such Indebtedness and required amortization or mandatory prepayments;

(j)                                    make any loans to any other Person, except for loans among Parent and its wholly-owned Parent Subsidiaries or among Parent’s wholly-owned Parent Subsidiaries;

(k)                                 sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Parent Permitted Liens), any of its properties or assets (including shares in the capital of the Parent Subsidiaries), except (i) pursuant to an existing agreement in effect prior to the execution of this Agreement that is listed on Section 5.2(ii)(k) of the Parent Disclosure Letter, (ii) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 5.2(ii)(i), (iii) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $1,000,000 in the aggregate for all such transactions and (iv) for transactions among Parent and its wholly-owned Parent Subsidiaries or among wholly-owned Parent Subsidiaries;

(l)                                     compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against Parent or any of the Parent Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (i) is for an amount (in excess of insurance proceeds) not to exceed, for any such compromise or settlement individually or in the aggregate, $5,000,000, (ii) does not impose any injunctive relief on Parent and the Parent Subsidiaries and (iii) does not provide for the license covenant not to assert, or otherwise granting of any rights, of or under any Intellectual Property;

(m)                             make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or take any action which would cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the Transactions;

(n)                                 except in accordance with Parent’s anticipated monthly capital expenditures for its 2016 fiscal year described on Section 5.2(ii)(n) of the Parent Disclosure Letter, make any new capital expenditure or expenditures, or commit to do so;

(o)                                 except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 5.2(ii), (i) enter into any Contract that would, if entered into prior to the date hereof, be a Parent Material Contract, or (ii) materially modify, materially amend or terminate any Parent Material Contract or waive, release or assign any material rights or claims thereunder; or

(p)                                 agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.3                                    Solicitation by the Company.

(a)                                 From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company agrees that it shall not (and shall not permit any Company Subsidiary to), and that it shall cause its directors, officers and employees not to, and that it shall direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:  (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a Company Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with a Company Competing Proposal, (iii) engage in discussions with any Person with respect to any Company Competing Proposal, (iv) except as required by the duties of the members of the Company Board of Directors under applicable Law, waive, terminate, modify or release any Person (other than Parent, Merger Sub and their respective affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any Company Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (vii) within the earlier of (x) five (5) business days of a tender or exchange offer or take-over bid relating to securities of the Company having been commenced and (y) two (2) business days prior to the Company Special Meeting, fail to (1) publicly recommend against such tender or exchange offer or take-over bid, or (2) publicly reaffirm the Company Board Recommendation (if previously made by such time), (viii) after a tender or exchange offer relating to securities of the Company having been commenced, fail to send to the stockholders of the Company a Schedule 14D-9 disclosing the Company Board of Directors’ recommendation that the stockholders of the Company reject such tender or exchange offer in accordance with the timing requirements under the United States federal securities Laws, (ix) following the public disclosure or public announcement of a Company Competing Proposal, fail to reaffirm publicly the Company Board Recommendation within the earlier of (x) five (5) business days after such public disclosure or public announcement and (y) two (2) business days prior to the Company Special Meeting, (x) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Company Competing Proposal (other than (x) an Acceptable Confidentiality Agreement in accordance with Section 5.3(b) or (y) in accordance with Section 8.1(i)), or (xi) resolve or agree to do any of the foregoing (any act described in clauses (v) through (ix) above, a “Company Change of Recommendation”).  The Company shall immediately cease, and cause its directors, officers and employees to cease, and shall direct and use its reasonable best efforts to cause its other Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Company Competing Proposal or potential Company Competing Proposal.  The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.3.  For purposes of this Section 5.3, the term “Person” means any Person or “group,” as used in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries.

(b)                                 Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Stockholder Approval being obtained, a bona fide, unsolicited, written Company Competing Proposal, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors (i) constitutes a Company Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Company

Superior Proposal, then in either event (if the Company Competing Proposal did not result from a material breach of Section 5.3(a)) the Company may take the following actions:  (x) furnish nonpublic information to the Person making such Company Competing Proposal, if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Company Competing Proposal.

(c)                                  The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Company Competing Proposal, any initial proposals or inquiries that would reasonably be expected to lead to a Company Competing Proposal, or any initial inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make any Company Competing Proposal.  Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Company Competing Proposal, inquiry or request or with whom the Company is engaging in discussions or negotiations, and the material terms and conditions of any such proposal or offer and the nature of the information requested pursuant to such inquiry or request.  In addition, the Company shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to Parent copies of any written documentation relating to a Company Competing Proposal or potential Company Competing Proposal which is received by the Company from any Person (or from any representatives, advisors or agents of such Person) making such Company Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Company Competing Proposal.  The Company shall keep Parent reasonably informed of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Company Competing Proposal or potential Company Competing Proposal and keep Parent informed as to the nature of any information requested of the Company with respect thereto.  The Company shall promptly (but in any event within twenty-four (24) hours) provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Company Competing Proposal that was not previously provided to Parent.  The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Takeover Statute or otherwise cause such restrictions not to apply.

(d)                                 Notwithstanding anything in this Section 5.3 or Section 5.5 to the contrary, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors may make a Company Change of Recommendation (i) following receipt of a bona fide, unsolicited, written Company Competing Proposal that is not withdrawn, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors is a Company Superior Proposal, or (ii) as a result of a material development or change in circumstances that occurs or arises after the date of this Agreement that was not known, or reasonably foreseeable by the Company Board of Directors as of the date of this Agreement (provided, however, that (A) in no event shall the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or consequence thereof constitute such an intervening event and (B) in no event shall any event or events that has or have an adverse effect on the business, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, constitute such an intervening event unless such event or events has had or would reasonably be expected to have a Parent Material

Adverse Effect), if and only if, (x) in the case of clause (i), such Company Competing Proposal was received after the date hereof and did not result from a breach of the provisions of this Section 5.3 and (y) in the case of clauses (i) and (ii), the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel that, in light of such Company Superior Proposal or intervening event, the failure to take such action would be inconsistent with the duties of the members of the Company Board of Directors under applicable Law and the Company complies with Section 5.3(e).

(e)                                  Prior to the Company taking any action permitted (i) under Section 5.3(d)(i), the Company shall provide Parent with five (5) business days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Company Competing Proposal shall require a new notice and an additional three (3) business day period) advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Company Competing Proposal, and during such five (5) business day period (or subsequent three (3) business day period), the Company shall consider and negotiate in good faith any proposal by Parent to amend the terms and conditions of this Agreement such that such Company Competing Proposal would no longer constitute a Company Superior Proposal, or (ii) under Section 5.3(d)(ii), the Company shall provide Parent with five (5) business days’ prior written notice advising Parent it intends to effect a Company Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to such determination by the Company Board), and during such five (5) business day period, the Company shall consider and negotiate in good faith any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Company Change of Recommendation.

(f)                                   Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the Company Board of Directors under applicable Law; provided that this Section 5.3(f) shall not permit the Company Board of Directors to make a Company Change of Recommendation except to the extent permitted by Section 5.3(d) or Section 5.3(e).

(g)                                  No Company Change of Recommendation shall relieve the Company from its obligations to submit the approval and adoption of this Agreement to a vote of its stockholders at the Company Special Meeting.

(h)                                 References in this Section 5.3 to the “Company Board of Directors” shall mean the Company Board of Directors or, to the extent applicable, a duly authorized committee thereof.

Section 5.4                                    Solicitation by Parent.

(a)                                 From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent agrees that it shall not (and shall not permit any Parent Subsidiary to), and that it shall cause its directors, officers and employees not to, and that it shall direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:  (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Parent Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to Parent or any Parent Subsidiary in connection with a Parent Competing Proposal, (iii) engage in discussions with any Person with respect to any Parent Competing Proposal, (iv) except as required by the duties of the members of the Parent Board of Directors under applicable Law, waive, terminate, modify or release any Person (other than the Company and its affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any Parent Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (vii) within the earlier of (x) five (5) business days of a tender or exchange offer or take-over bid relating to securities of Parent having been commenced and (y) two (2) business days prior to the Parent Special Meeting, fail to (1) publicly recommend against such tender or exchange offer or take-over bid or (2) publicly reaffirm the Parent Board Recommendation (if previously made by such time), (viii) after a tender or exchange offer or take-over bid relating to securities of Parent having been commenced, fail to send to Parent shareholders a director’s circular disclosing the Parent Board of Directors’ recommendation that Parent’s shareholders reject such tender or exchange offer or take-over bid in accordance with timing requirements under Canadian Securities Laws, (ix) following the public disclosure or public announcement of a Parent Competing Proposal, fail to reaffirm publicly the Parent Board Recommendation within the earlier of (x) five (5) business days after such public disclosure or public announcement and (y) two (2) business days prior to the Parent Special Meeting, (x) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Parent Competing Proposal (other than (x) an Acceptable Confidentiality Agreement in accordance with Section 5.4(b) or (y) in accordance with Section 8.1(j)), or (xi) resolve or agree to do any of the foregoing (any act described in clauses (v) through (ix) above, a “Parent Change of Recommendation”).  Parent shall immediately cease, and cause its directors, officers and employees to cease, and shall direct and use its reasonable best efforts to cause its other Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Parent Competing Proposal or potential Parent Competing Proposal.  Parent shall promptly inform its Representatives of Parent’s obligations under this Section 5.4.  For purposes of this Section 5.4, the term “Person” means any Person or “group,” as used in Section 13(d) of the Exchange Act and/or any Persons “acting jointly or in concert” within the meaning of Part XX of the Securities Act (Ontario), other than, with respect to Parent, the Company or any Company Subsidiaries.

(b)                                 Notwithstanding the limitations set forth in Section 5.4(a), if Parent receives, prior to the Parent Shareholder Transaction Approval being obtained, a bona fide,

unsolicited, written Parent Competing Proposal, which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal and financial advisors (i) constitutes a Parent Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Parent Superior Proposal, then in either event (if the Parent Competing Proposal did not result from a material breach of Section 5.4(a)) Parent may take the following actions:  (x) furnish nonpublic information to the Person making such Parent Competing Proposal, if, and only if, prior to so furnishing such information, Parent receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Parent Competing Proposal.

(c)                                  Parent shall notify the Company promptly (but in no event later than twenty-four (24) hours) after receipt of any Parent Competing Proposal, any initial proposals or inquiries that would reasonably be expected to lead to a Parent Competing Proposal, or any initial inquiry or request for nonpublic information relating to Parent or any Parent Subsidiary by any Person who has made or would reasonably be expected to make any Parent Competing Proposal.  Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Parent Competing Proposal, inquiry or request or with whom Parent is engaging in discussions or negotiations, and the material terms and conditions of any such proposal or offer and the nature of the information requested pursuant to such inquiry or request.  In addition, Parent shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to the Company copies of any written documentation relating to a Parent Competing Proposal or potential Parent Competing Proposal which is received by Parent from any Person (or from any representatives, advisors or agents of such Person) making such Parent Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Parent Competing Proposal.  Parent shall keep the Company informed of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Parent Competing Proposal or potential Parent Competing Proposal and keep the Company informed as to the nature of any information requested of Parent with respect thereto.  Parent shall promptly (but in any event within twenty-four (24) hours) provide to the Company any material nonpublic information concerning Parent provided to any other Person in connection with any Parent Competing Proposal that was not previously provided to the Company.  Parent shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Takeover Statute or otherwise cause such restrictions not to apply.

(d)                                 Notwithstanding anything in this Section 5.4 or Section 5.5 to the contrary, at any time prior to the receipt of the Parent Shareholder Transaction Approval, the Parent Board of Directors may make a Parent Change of Recommendation (i) following receipt of a bona fide, written Parent Competing Proposal that is not withdrawn, which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal and financial advisors is a Parent Superior Proposal, or (ii) as a result of a material development or change in circumstances that occurs or arises after the date of this Agreement that was not known, or reasonably foreseeable, by the Parent Board of Directors as of the date of this Agreement (provided, however, that (A) in no event shall the receipt, existence or terms of a Parent Competing Proposal or any matter relating thereto or consequence thereof constitute such an intervening event and (B) in no event shall any event or events that has or have an adverse effect on the business, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, constitute such an intervening event unless such event or events has had or would reasonably be expected to have a Company Material Adverse Effect), if and only if, (x) in the case of clause (i), such Parent Competing Proposal was received after the date hereof and did not result from a breach of the provisions of this Section 5.4 and (y) in the case of clauses (i) and (ii), the Parent Board of Directors has determined in good faith after consultation with Parent’s outside legal counsel that, in light of such Parent Superior Proposal or intervening event, the failure to take such action would be inconsistent with the duties of the members of the Parent Board of Directors under applicable Law and Parent complies with Section 5.4(e).

(e)                                  Prior to Parent taking any action permitted (i) under Section 5.4(d)(i), Parent shall provide the Company with five (5) business days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Parent Competing Proposal shall require a new notice and an additional three (3) business day period) advising the Company that the Parent Board of Directors intends to take such action and specifying the material terms and conditions of the Parent Competing Proposal, and during such five (5) business day period (or subsequent three (3) business day period), Parent shall consider and negotiate in good faith any proposal by the Company to amend the terms and conditions of this Agreement such that such Parent Competing Proposal would no longer constitute a Parent Superior Proposal, or (ii) under Section 5.4(d)(ii), Parent shall provide the Company with five (5) business days’ prior written notice advising the Company it intends to effect a Parent Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable determination by the Parent Board), and during such five (5) business day period, Parent shall consider and negotiate in good faith any proposal by the Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Parent Change of Recommendation.

(f)                                   Nothing contained in this Agreement shall prohibit Parent or the Parent Board of Directors from (i) disclosing to Parent’s securityholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act and/or the Canadian Takeover Bid Rules or (ii) making any disclosure to its shareholders if the Parent Board of Directors has reasonably determined in good faith after consultation with Parent’s outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the Parent Board of Directors under applicable Law; provided that this Section 5.4(f) shall not permit the Parent Board of Directors to make a Parent Change of Recommendation except to the extent permitted by Section 5.4(d) or Section 5.4(e).

(g)                                  No Parent Change of Recommendation shall relieve Parent from its obligations to submit the approval of the issuance of Parent Shares in the Merger to a vote of its stockholders at the Parent Special Meeting.

(h)                                 References in this Section 5.4 to the “Parent Board of Directors” shall mean the Parent Board of Directors or, to the extent applicable, a duly authorized committee thereof.

Section 5.5                                    Preparation of the Form F-4, the Proxy Statement/Prospectus and the Parent Circular; Stockholders’ and Shareholders’ Meetings.

(a)                                 As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus in preliminary form, (ii) Parent shall prepare and cause to be filed with the SEC, the Form F-4 with respect to the Parent Shares issuable in the Merger, which will include the Proxy Statement/Prospectus with respect to the Company Special Meeting, and (iii) Parent shall prepare and cause to be filed with the Toronto Stock Exchange, the Parent Circular.  Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form F-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, (C) ensure that the Parent Circular complies in all material respects with the applicable provisions of the Canadian Securities Laws, the Business Corporations Act (Ontario) and the rules of the Toronto Stock Exchange, and (D) keep the Form F-4 effective for so long as necessary to complete the Merger.  Each of the Company and Parent shall furnish all information concerning itself, its affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, the Proxy Statement/Prospectus and the Parent Circular.  The Form F-4, Proxy Statement/Prospectus and Parent Circular shall include all information reasonably requested by such other Party to be included therein.  Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form F-4 or Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form F-4 received from the SEC and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus or the Form F-4 received from the SEC.  Parent shall promptly notify the Company upon the receipt of any comments from the Toronto Stock Exchange or any request from the Toronto Stock Exchange for amendments or supplements to the Parent Circular, and shall, as promptly as practicable after receipt thereof, provide the Company with copies of all correspondence between it and its Representatives, on one hand, and the Toronto Stock Exchange, on the other hand, and all written comments with respect to the Parent Circular received from the Toronto Stock Exchange and advise the Company of any oral comments with respect to the Parent Circular received from the Toronto Stock Exchange.  Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form F-4 and any comment from the Toronto Stock Exchange with respect to the Parent Circular.  Notwithstanding the foregoing, prior to filing the Form F-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus or the Parent Circular (or any amendment or supplement thereto) or responding to any comments of the SEC or the Toronto Stock Exchange, as applicable, with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response).  Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.  Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Shares in connection with the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b)                                 If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Shareholder Transaction Approval, any information relating to the Company or Parent, or any of their respective affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form F-4, the Proxy Statement/Prospectus or the Parent Circular, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with (x) the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form F-4, or (y) the Toronto Stock Exchange of any necessary amendment of, or supplement to, the Parent Circular, and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the shareholders of Parent.  Nothing in this Section 5.5(b) shall limit the obligations of any Party under Section 5.5(a).  For purposes of this Section 5.5, any information concerning or related to the Company, its affiliates or the Company Special Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its affiliates or the Parent Special Meeting will be deemed to have been provided by Parent.

(c)                                  As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Special Meeting.  The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Special Meeting and to hold the Company Special Meeting as soon as practicable after the Form F-4 is declared effective under the Securities Act.  The Company shall, through the Company Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except in each case to the extent that the Company Board of Directors shall have made a Company Change of Recommendation as permitted by Section 5.3.  Notwithstanding the foregoing provisions of this Section 5.5(c), if, on a date for which the Company Special Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to, and at the request of Parent shall, make one or more successive postponements or adjournments of the Company Special Meeting; provided that the

Company Special Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Special Meeting was originally scheduled (other than any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided or made available to the Company stockholders or to permit dissemination of information which is material to stockholders voting at the Company Special Meeting and to give the Company stockholders sufficient time to evaluate any such supplement or amendment or other information).  Nothing contained in this Agreement shall be deemed to relieve the Company of its obligations to submit this Agreement to its stockholders for a vote on the approval and adoption thereof.

(d)                                 As promptly as practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Parent Special Meeting.  Parent shall use its reasonable best efforts to cause the Parent Circular to be mailed to the shareholders of Parent entitled to vote at the Parent Special Meeting and to hold the Parent Special Meeting as soon as practicable after the Parent Circular is cleared by the Toronto Stock Exchange.  Parent shall, through the Parent Board of Directors, recommend to its shareholders that they give the Parent Shareholder Approvals, include such recommendation in the Parent Circular, and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approvals, except in each case to the extent that the Parent Board of Directors shall have made a Parent Change of Recommendation as permitted by Section 5.4.  Notwithstanding the foregoing provisions of this Section 5.5(d), if, on a date for which the Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of Parent Shares to obtain the Parent Shareholder Transaction Approval, whether or not a quorum is present, Parent shall have the right to, and at the request of the Company shall, make one or more successive postponements or adjournments of the Parent Special Meeting; provided that the Parent Special Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Parent Special Meeting was originally scheduled (other than any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to the Parent Circular is provided or made available to the Parent Shareholders or to permit dissemination of information which is material to shareholders voting at the Parent Special Meeting and to give the Parent Shareholders sufficient time to evaluate any such supplement or amendment or other information).  Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the issuance of the Parent Shares in the Merger to its shareholders for a vote on the approval thereof.

(e)                                  The Company and Parent will use their respective reasonable best efforts to hold the Company Special Meeting and the Parent Special Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 5.6                                    Consultation as to Certain Tax Matters.

(a)                                 Prior to (a) consummating any transaction that (i) is described in clause (a), (b), (f), (g) or (i) of Section 5.1(ii) and (ii) is not subject to Parent’s consent right provided in Section 5.1(ii) on the basis that such transaction involves solely the Company and one or more

Company Subsidiaries or solely Company Subsidiaries, or (b) altering any intercompany arrangements or agreements or the ownership structure among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, the Company shall consult with Parent reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without Parent’s consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, without taking into account any action or transaction entered into by Parent or any of its Subsidiaries (including, after the Effective Time, the Company or any of its Subsidiaries), reasonably be expected to have adverse Tax consequences that, individually or in the aggregate, are material to the Company and the Company Subsidiaries or, after the Effective Time, to Parent and the Parent Subsidiaries.

(b)                                 Prior to (a) consummating any transaction that (i) is described in clause (a), (b), (e), (g), (h), (i), (j) or (k) of Section 5.2(ii) and (ii) is not subject to the Company’s consent right provided in Section 5.2(ii) on the basis that such transaction involves solely Parent and one or more Parent Subsidiaries or solely Parent Subsidiaries, or (b) altering any intercompany arrangements or agreements or the ownership structure among Parent and its wholly-owned Subsidiaries or among Parent’s wholly-owned Subsidiaries, Parent shall consult with the Company reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without the Company’s consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, without taking into account any action or transaction entered into by the Company or any of its Subsidiaries (including, after the Effective Time, Parent or any of its Subsidiaries), reasonably be expected to have adverse Tax consequences that, individually or in the aggregate, are material to Parent and the Parent Subsidiaries or, after the Effective Time, to the Company and the Company Subsidiaries.

(c)                                  If at any time prior to the Effective Time either Parent or the Company shall reasonably determine in good faith that any of the conditions set forth in any of Sections 7.1(e), 7.2(c) or 7.3(c)  is incapable of being satisfied by the Outside Date, such Party shall promptly notify the other Party of its determination.  The Parties hereby agree that in the event of the delivery of any such notice, each of Parent and the Company will cooperate in good faith to negotiate a mutually acceptable alternative agreement.

Section 5.7                                    Control.  Subject to the terms of this Agreement, each Party shall at all times prior to Closing retain full and independent control of the conduct of its business in ordinary course, and prior to closing no Party shall interfere or seek to interfere with the conduct of business in ordinary course by any other Party.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1                                    Access; Confidentiality; Notice of Certain Events.

(a)                                 From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records (in each case, whether in physical or electronic form) and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party any and all information (financial or otherwise) concerning its and its Subsidiaries’ business, properties and personnel as such other Party may reasonably request.  Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 6.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent and Company to the extent reasonably required for the purpose of complying with applicable Antitrust Laws subject to prior execution of a common interest or joint defense agreement in customary form.  Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b)                                 Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreements.

(c)                                  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party.  The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII.

Section 6.2                                    Reasonable Best Efforts.

(a)                                 Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, any and all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate the Merger and make effective the Transactions contemplated by this Agreement, as soon as practicable after the date hereof, and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger and make effective the Transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”), including (i) preparing and filing, in consultation with the other Party and as promptly as reasonably practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents necessary to obtain the Regulatory Approvals and (ii) taking all steps as may be necessary to obtain the Regulatory Approvals.

(b)                                 Each of Parent and the Company shall cooperate with one another in connection with obtaining the Regulatory Approvals, including by (i) providing or submitting on a timely basis, and as promptly as practicable, any filing, submission or other documentation or information that is required, or advisable, in connection with obtaining the Regulatory Approvals, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions (other than documents that are required to be included in any filing required under the HSR Act), (ii) keeping one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and promptly notifying each other of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any Governmental Entity in respect of the Transactions contemplated by this Agreement, including providing copies of any such written communications, (iii) not making any submissions or filings, participating in any meetings or any material conversations with the DOJ, FTC or any Governmental Entity in respect of any filings, investigations or other inquiries related to the Transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings, and (iv) notifying, consulting and cooperating with and considering in good faith the views of one another prior to offering, negotiating or accepting any proposal involving the sale, divestiture, license or disposition of assets, or the acceptance of operational restrictions or limitations on assets or businesses or undertaking of any other form of behavioral remedy, as contemplated by Section 6.2(d). Despite the foregoing, submissions, filings or other written communications with the DOJ, FTC or any other Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party with non-redacted versions of drafts or final submissions, filings or other written communications with the DOJ, FTC, or any other Governmental Entity on the basis that the redacted information will not be shared with its clients.

(c)                                  In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable, and in any event within eight (8) business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(d)                                 In furtherance and not in limitation of the foregoing, and despite anything to the contrary in this Section 6.2, Parent and the Company will and, will cause their respective Affiliates to offer to take, and if such offer is accepted, will, at its own expense, take any and all actions necessary to obtain Regulatory Approval, including proposing, negotiating and offering to effect, and if such offer is accepted, commit to and effect, by consent agreement or order, hold separate arrangement, undertaking or otherwise, the sale, divestiture, license or disposition of assets, or the acceptance of operational restrictions or limitations on assets or businesses or undertaking of any other form of behavioral remedy, as may be required or desirable in order to obtain Regulatory Approval or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders, under applicable antitrust, merger control or foreign investment rules required or otherwise agreed between the Parties as appropriate to permit the Parties to consummate the Merger and make effective the Transactions contemplated by this Agreement before the Outside Date.

(e)                                  In furtherance and not in limitation of the foregoing, and despite anything to the contrary in this Section 6.2, Parent and the Company will contest, litigate, defend against and appeal any lawsuit, claim or other legal proceeding, whether judicial or administrative, threatened or pending preliminary or permanent injunction or other order, decree, judgment or ruling that would adversely affect the ability of the Parties to consummate the Merger and make effective the Transactions contemplated by this Agreement before the Outside Date.

Section 6.3                                    Publicity.  So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld or delayed, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 6.3 to provide any such review or comment to Parent in connection with the receipt and existence of a Company Competing Proposal or a Company Change of Recommendation and matters related thereto; provided, further, that Parent shall not be required by this Section 6.3 to provide any such review or comment to the Company in connection with the receipt and existence of a Parent Competing Proposal or a Parent Change of Recommendation and matters related thereto; provided, further, each Party and their respective affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.3.

Section 6.4                                    Directors’ and Officers’ Insurance and Indemnification.  For not less than six (6) years from and after the Effective Time, (i) Parent agrees to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries and (ii) Parent agrees to indemnify and hold harmless all former directors and officers of Parent and the Parent Subsidiaries after the Effective Time (such former directors and officers of Parent, the Parent Subsidiaries, the Company and the Company Subsidiaries, collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer, director or other fiduciary of the Company, Parent or any of their respective Subsidiaries or of any Person if such service was at the request or for the benefit of the Company, Parent or any of their respective Subsidiaries, to the fullest extent permitted by Law or provided pursuant to the Company Governing Documents, the Parent Governing Documents or the organizational documents of any of their respective Subsidiaries or any indemnification agreements, if any, in existence on the date of this Agreement.  The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the Merger and shall continue in full force and effect.  For six (6) years after the Effective Time, (i) the Surviving Corporation shall cause to be maintained in effect the provisions in (a) the Company Governing Documents and the organizational documents of any Company Subsidiary and (b) any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, and (ii) Parent shall cause to be maintained in effect in (a) the Parent Governing Documents and the organizational documents of any Parent Subsidiary and (b) any other agreements of Parent and the Parent Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of directors and officers and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions).  Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six (6) years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “Company D&O Insurance”) that is no less favorable than the Company’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement; provided, further, that the Company may prior to the Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with an annual cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement.  Parent shall also provide, for an aggregate period of not less than six (6) years from the Effective Time, Parent’s directors and officers as of immediately prior to the Effective Time an insurance and indemnification policy that provides coverage for events prior to the Effective Time (“Parent D&O Insurance”) that is no less favorable than Parent’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement; provided, further, that Parent may prior to the Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with an annual cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement.  Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.  In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4.  The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party.  The provisions of this Section 6.4 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.5                                    Takeover Statutes.  The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6                                    Obligations of Merger Sub and the Surviving Corporation.  Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7                                    Employee Benefits Matters.

(a)                                 From and after the Effective Time, Parent shall assume and honor all Company Benefit Plans and shall honor all Parent Benefit Plans (including the arrangements identified on Section 6.7 of the Parent Disclosure Letter).  For all purposes under the employee benefit plans of Parent and its affiliates providing benefits to any current or former employee of Parent, the Company or any of their respective affiliates (collectively, the “Continuing Employees”) after the Effective Time (the “New Plans”), and subject to Applicable Law, each Continuing Employee shall be credited with his or her years of service with Parent or the Company or any of their respective affiliates, as the case may be, before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Parent Benefit Plans or Company Benefit Plans, as applicable, except to the extent such credit would result in a duplication of benefits.  In addition, and without limiting the generality of the foregoing, and subject to any Applicable Law: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans which are welfare benefit plans to the extent coverage under such New Plan replaces coverage under a comparable Parent Benefit Plan or Company Benefit Plan, as applicable, in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(b)                                 This Section 6.7 shall inure solely to the benefit of the Parties, and nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Company or any of their respective affiliates, or shall interfere with or restrict in any way the rights of Parent, the Company or any of their respective affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause.  Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any Parent Benefit Plan or Company Benefit Plan, or (ii) create any third party rights in any current or former service provider of Parent, the Company or their affiliates (or any beneficiaries or dependents thereof).

Section 6.8                                    Rule 16b-3.  Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9                                    Security Holder Litigation.  Each Party shall provide the other Party prompt notice of any litigation brought by any stockholder or shareholder of that Party, as applicable, against such Party, any of its Subsidiaries and/or any of their respective directors relating to the Merger, this Agreement or any of the Transactions.  Unless (i) in the case of such litigation with respect to the Company, the Company Board of Directors has made or is considering making a Company Change of Recommendation or (ii) in the case of such litigation with respect to Parent, the Parent Board of Directors has made or is considering making a Parent Change of Recommendation, each Party shall give the other Party the opportunity to participate (at such other Party’s expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the other Party’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that the other Party shall not be obligated to consent to any settlement which does not include a full release of such other Party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates.  In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9 and Section 5.1, Section 5.2 or Section 6.2, the provisions of this Section 6.9 shall control.

Section 6.10                             Delisting.  Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.11                             Parent Director Resignations.  Each Parent director shall execute and deliver in escrow concurrent with the execution and delivery of this Agreement irrevocable resignations from their director, officer and other positions at Parent and any Parent Subsidiary, which resignations shall be effective immediately following the taking of the actions contemplated by Section 6.13(b) to adjust the composition of the Parent Board of Directors, except that such resignations shall not be effective or otherwise accepted for the two directors identified by the Company pursuant to Section 6.13(b) to continue to serve as directors on the Parent Board of Directors after the Effective Time.

Section 6.12                             Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the Exchanges, subject to official notice of issuance and also, in the case of the Toronto Stock Exchange, subject to customary conditions, prior to the Effective Time.

Section 6.13                             Post-Merger Organizational Matters.

(a)                                 Parent shall take all such actions as are necessary to ensure that, as of the Effective Time, the individuals set forth on Section 6.13(a) of the Company Disclosure Letter shall become officers of Parent from the Effective Time, serving in the respective offices set forth beside each individual’s name, until the earlier of their resignation or removal or until their respective successors are duly elected or qualified.

(b)                                 The Company and Parent shall cooperate and take all action as is necessary to cause, effective as of the Effective Time, the Parent Board of Directors to be comprised of the five (5) members of the Company Board of Directors as of immediately prior to the Effective Time and two (2) directors serving on the Parent Board of Directors as of the date hereof who are each a Canadian resident, which directors shall be identified in writing to the Company prior to the Effective Time and subject to the approval of the Company (for a total of seven (7) directors).

(c)                                  Prior to the Effective Time, Parent shall incorporate a new wholly-owned subsidiary under the OBCA with the name “Waste Connections, Inc.” or such other name as directed by the Company (“New Subco”).  Immediately following the Effective Time, Parent and New Subco shall amalgamate under section 177(1) of the OBCA and pursuant to subsections 87(1) and 87(1.1) of the Canadian Income Tax Act, and the amalgamated corporation shall assume the articles of Parent, other than adopting the name of New Subco instead of the name of Parent.

Section 6.14                             Tax Matters.  Parent and the Company shall each execute and deliver tax representation letters to Weil, Gotshal & Manges LLP and to Locke Lord LLP substantially in the form set forth on Section 6.14 of the Parent Disclosure Letter and Section 6.14 of the Company Disclosure Letter, respectively, in connection with the delivery of the tax opinions described in Section 7.2(c) and Section 7.3(c).  In rendering such opinions, each of such advisor shall be entitled to rely on representations and assumptions, including the tax representation letters referred to in this Section 6.14.  The Parties shall cooperate and use reasonable best efforts to obtain the opinions of Weil, Gotshal & Manges LLP and Locke Lord LLP described in Section 7.2(c) and Section 7.3(c).

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1                                    Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a)                                 Shareholder Approval.  Each of the Company Stockholder Approval and the Parent Shareholder Transaction Approval shall have been obtained;

(b)                                 Registration Statement.  The Form F-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened;

(c)                                  Adverse Laws or Orders.  No Adverse Law or Order shall have occurred;

(d)                                 Regulatory Approvals.  (i) Any applicable waiting period (or extension thereof) relating to the Merger under the HSR Act shall have expired or been terminated, (ii) all consents of, or filings with, Governmental Entities set forth in Section 7.1(d)(ii) of the Company Disclosure Letter and Section 7.1(d)(ii) of the Parent Disclosure Letter shall have been obtained and shall be in full force and effect at the Closing and any applicable waiting period with respect thereto shall have expired or been terminated, as the case may be, and (iii) no legal proceeding by a Governmental Entity under any Antitrust Law of the United States or Canada shall be pending against the Company, Parent or Merger Sub that is reasonably likely to temporarily or permanently enjoin, restrain or prevent the consummation of the Merger;

(e)                                  Tax Treatment of Restructuring Transactions.  Since the date of this Agreement, (i) there has been no change in Sections 163(j) or 7874 of the Code (or any other provision of the Code with respect to the deductibility of interest), the regulations promulgated thereunder, or the official interpretation thereof as set forth in published guidance by the IRS (other than in a news release) that would impose a material limitation on the ability to deduct for U.S. federal income tax purposes interest on any current or reasonably anticipated debt obligation (or arrangement treated as a debt obligation for U.S. federal income tax purposes under current law as of the date of this Agreement) of the Surviving Corporation or any of its Subsidiaries, and (ii) there has been no change or publicly announced proposed change in Law or any official interpretation thereof (including any change to the regime governing the taxation of foreign affiliates or controlled foreign affiliates under the Canadian Income Tax Act or the General Anti-Avoidance Rule (GAAR) under Section 245 of the Canadian Income Tax Act) that would result in Parent or any of its Subsidiaries recognizing material taxable income in Canada in respect of any instrument issued by the Surviving Corporation or any of its Subsidiaries that is currently outstanding or reasonably anticipated to be outstanding;

(f)                                   Approval by the Toronto Stock Exchange.  The Toronto Stock Exchange shall have approved the Transactions; and

(g)                                  Listing.  The Parent Shares to be issued in the Merger shall have been approved for listing on the Exchanges, subject to official notice of issuance and, in the case of the Toronto Stock Exchange, other customary conditions.

Section 7.2                                    Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a)                                 Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date) except for breaches of representations and warranties which are de minimis in the aggregate; (ii) the representations and warranties of the Company set forth in Section 3.1(a), Section 3.2 (other than with respect to Section 3.2(a)), Section 3.3(a), Section 3.19 and Section 3.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect;

(b)                                 Performance of Obligations of the Company.  The Company shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect;

(c)                                  Parent Tax Opinion.  Parent will have received from Weil, Gotshal and Manges LLP, counsel to Parent, an opinion, dated as of the Closing Date, to the effect that Section 7874 of the Code, the regulations promulgated thereunder, or official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the Transactions (it being understood that in rendering such opinion, Weil, Gotshal & Manges LLP may rely upon representations and assumptions, including the applicable tax representation letters referred to in Section 6.14); and

(d)                                 No Material Adverse Effect.  Since the date of this Agreement, no Company Material Adverse Effect shall have occurred; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect.

Section 7.3                                    Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.2(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except for breaches of representations and warranties which are de minimis in the aggregate; (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.1(a), Section 4.2 (other than with respect to Section 4.2(a)), Section 4.3(a), Section 4.19 and Section 4.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect;

(b)                                 Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect;

(c)                                  Company Tax Opinion. The Company will have received from Locke Lord LLP, counsel to the Company, an opinion, dated as of the Closing Date, to the effect that Section 7874 of the Code, the regulations promulgated thereunder, or official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the Transactions (it being understood that in rendering such opinion, Locke Lord LLP may rely upon representations and assumptions, including the applicable tax representation letters referred to in Section 6.14); and

(d)                                 No Material Adverse Effect.  Since the date of this Agreement, no Parent Material Adverse Effect shall have occurred; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect.

ARTICLE VIII

TERMINATION

Section 8.1                                    Termination.  This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Transaction Approval, if applicable) as follows:

(a)                                 by mutual written consent of Parent and the Company;

(b)                                 by either Parent or the Company, prior to the Effective Time, if there has been a breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Article VII not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party or (ii) three (3) business days before the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c)                                  by either Parent or the Company, if the Effective Time shall not have occurred by midnight, Eastern Time, at the end of the day on October 18, 2016 (the “Outside Date”); provided that if on such date all of the conditions set forth in Article VII have been satisfied or waived (other than the condition set forth in Section 7.1(d) and those conditions that by their nature can only be satisfied at the Closing), then the Outside Date shall be automatically extended to 5:00 pm, New York City time on January 18, 2017; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the primary cause of, or primarily resulted in, the Effective Time not occurring prior to the Outside Date;

(d)                                 by Parent, if, prior to receipt of the Company Stockholder Approval, (i) the Company Board of Directors shall have effected a Company Change of Recommendation or (ii) the Company shall have breached Section 5.3 in any material respect;

(e)                                  by the Company, if, prior to receipt of the Parent Shareholder Transaction Approval, (i) the Parent Board of Directors shall have effected a Parent Change of Recommendation or (ii) Parent shall have breached Section 5.4 in any material respect;

(f)                                   by either the Company or Parent if a Governmental Entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of the Company and Parent, taken together, shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(f) shall have used its reasonable best efforts to prevent the entry of and to remove such order, injunction, decree or ruling;

(g)                                  by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(h)                                 by either Parent or the Company, if the Parent Shareholder Transaction Approval shall not have been obtained at the Parent Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(i)                                     by the Company, if, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors shall have (i) effected a Company Change of Recommendation in accordance with Section 5.3(d)(i) and otherwise having complied in all material respects with Section 5.3 in order to accept a Company Superior Proposal, (ii) entered into a definitive agreement with respect to such Company Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.1(i) and (iii) paid the Company Termination Fee to Parent in accordance with Section 8.2(b)(ii); or

(j)                                    by Parent, if, at any time prior to the receipt of the Parent Shareholder Transaction Approval, the Parent Board of Directors shall have (i) effected a Parent Change of Recommendation in accordance with Section 5.4(d)(i) and otherwise having complied in all material respects with Section 5.4 in order to accept a Parent Superior Proposal, (ii) entered into a definitive agreement with respect to such Parent Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.1(j) and (iii) paid the Parent Termination Fee to the Company in accordance with Section 8.2(c)(ii).

Section 8.2                                    Effect of Termination.

(a)                                 In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreements, this Section 8.2 and Section 9.3 through Section 9.13 shall survive such termination; provided, however, that nothing herein shall relieve any Party from liability for fraud or a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

(b)                                 Company Termination Fee or Expenses Payable by the Company.

(i)                                     If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(c) or Section 8.1(g) or Parent terminates this Agreement pursuant to Section 8.1(b) due to a breach by the Company, (B) a Company Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Company Special Meeting, and (C)(1) such Company Competing Proposal is consummated within twelve (12) months of such termination or (2) the Company enters into a definitive agreement providing for such Company Competing Proposal within twelve (12) months of such termination and such Company Competing Proposal is consummated, within one (1) business day after the date any such Company Competing Proposal is consummated the Company shall pay or cause to be paid to Parent a fee of $150,000,000 in cash (the “Company Termination Fee”).  Solely for purposes of this Section 8.2(b)(i), the term “Company Competing Proposal” shall have the meaning assigned to such term in Section 9.5, except that all references to “20%” therein shall be deemed to be references to “50%”.

(ii)                                  If the Company terminates this Agreement pursuant to Section 8.1(i), concurrently with, and as a condition to, such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee.

(iii)                               If Parent terminates this Agreement pursuant to Section 8.1(d), within three (3) business days after such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee.

(iv)                              If Parent or the Company terminates this Agreement pursuant to Section 8.1(g), within three (3) business days after such termination, the Company shall pay or cause to be paid to Parent the Company Expense Reimbursement Amount.

(v)                                 In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii), (iii) or (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent.  For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee or the Company Expense Reimbursement Amount on more than one occasion.  Furthermore, in no event shall the Company be obligated to pay the Company Expense Reimbursement Amount if the Company is otherwise obligated to pay the Company Termination Fee.  If the Company has previously paid the Company Expense Reimbursement Amount and subsequently becomes obligated to pay the Company Termination Fee, the Company Termination Fee shall be reduced by the actual amount of the Company Expense Reimbursement Amount previously paid to Parent.

(c)                                  Parent Termination Fee or Expenses Payable by Parent.

(i)                                     If (A) the Company or Parent terminates this Agreement pursuant to Section 8.1(c) or Section 8.1(h) or the Company terminates this Agreement pursuant to Section 8.1(b) due to a breach by Parent, (B) a Parent Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Parent Special Meeting, and (C)(1) such Parent Competing Proposal is consummated within twelve (12) months of such termination or (2) Parent enters into a definitive agreement providing for such Parent Competing Proposal within twelve (12) months of such termination and such Parent Competing Proposal is consummated, within one (1) business day after the date any such Parent Competing Proposal is consummated Parent shall pay or cause to be paid to the Company a fee of $105,000,000 in cash (the “Parent Termination Fee”).  Solely for purposes of this Section 8.2(c)(i), the term “Parent Competing Proposal” shall have the meaning assigned to such term in Section 9.5, except that all references to “20%” therein shall be deemed to be references to “50%”.

(ii)                                  If Parent terminates this Agreement pursuant to Section 8.1(j), concurrently with, and as a condition to, such termination, Parent shall pay or cause to be paid to the Company the Parent Termination Fee.

(iii)                               If the Company terminates this Agreement pursuant to Section 8.1(e), within three (3) business days after such termination, Parent shall pay or cause to be paid to the Company the Parent Termination Fee.

(iv)                              If Parent or the Company terminates this Agreement pursuant to Section 8.1(h), within three (3) business days after such termination, Parent shall pay or cause to be paid to the Company the Parent Expense Reimbursement Amount.

(v)                                 In the event any amount is payable pursuant to the preceding clauses (i), (ii), (iii) or (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company.  For the avoidance of doubt, in no event shall Parent be obligated to pay the Parent Termination Fee or the Parent Expense Reimbursement Amount on more than one occasion.  Furthermore, in no event shall Parent be obligated to pay the Parent Expense Reimbursement Amount if Parent is otherwise obligated to pay the Parent Termination Fee.  If Parent has previously paid the Parent Expense Reimbursement Amount and subsequently becomes obligated to pay the Parent Termination Fee, the Parent Termination Fee shall be reduced by the actual amount of the Parent Expense Reimbursement Amount previously paid to Parent.

(d)                                 Each Party agrees that notwithstanding anything in this Agreement to the contrary, except in the case of fraud or Willful Breach, (i) in the event that any Termination Fee or Expense Reimbursement Amount (in the event no Termination Fee subsequently becomes payable in accordance with the terms of this Section 8.2) is paid to a Party in accordance with this Section 8.2, the payment of such Termination Fee or Expense Reimbursement Amount shall be the sole and exclusive remedy of such Party, its Subsidiaries, officers, directors, partners, shareholders, managers, member, Affiliates, agents and representatives against the other Party or any of its Subsidiaries, officers, directors, partners, shareholders, managers, member, Affiliates, agents and representatives for, and (ii) in no event will the Party being paid any Termination Fee or Expense Reimbursement Amount or any other such Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee or Expense Reimbursement in accordance with this Section 8.2, no Party nor any of its or its Affiliates’ Subsidiaries, officers, directors, partners, shareholders, managers, members, agents or representatives shall have any further liability or obligation to the other Parties or any of their or their Affiliates’ Subsidiaries, officers, directors, partners, shareholders, managers, members, agents or representatives, relating to or arising out of the Transactions.

ARTICLE IX

MISCELLANEOUS

Section 9.1                                    Amendment and Modification; Waiver.

(a)                                 Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Transaction Approval, as applicable, by written agreement of the Parties (by action taken by their respective boards of directors); provided, however, that after the approval and adoption of this Agreement by the stockholders of the Company or the approval of the issuance of Parent Shares in connection with the Merger by the shareholders of Parent, as applicable, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)                                 At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of any of Parent, Merger Sub or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent, Merger Sub or the Company, as applicable, contained herein.  Any agreement on the part of a Parent, Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent, Merger Sub or the Company, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2                                    Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 9.3                                    Expenses.  Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent and the Company shall share equally all Expenses incurred in connection with (a) printing, filing and mailing the Proxy Statement/Prospectus and Form F-4, and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement/Prospectus and Form F-4, (b) the Exchange Agent, and (c) any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes.

Section 9.4                                    Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Progressive Waste Solutions Ltd.

400 Applewood Crescent, Second Floor

Vaughan, Ontario L4K 0C3

Canada

Attention:  Chief Executive Officer
General Counsel

Facsimile:  (905) 532-7576

with copies to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:     Michael J. Aiello
Matthew J. Gilroy

Facsimile:     (212) 310-8007

and

Stikeman Elliot LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario, Canada

Attention:     John J. Ciardullo

Facsimile:     (416) 947-0866

and

if to the Company, to:

Waste Connections, Inc.

3 Waterway Square Place, Suite 110

The Woodlands, Texas  77380

Attention:  Patrick J. Shea, Senior Vice President, General Counsel and
Secretary

Facsimile: (832) 442-2291

with copies to:

Locke Lord LLP

600 Travis Street, Suite 2800

Houston, Texas 77022

Attention:     David F. Taylor
J. Eric Johnson

Facsimile:     (713) 223-3717

and

Bennett Jones LLP

4500 Bankers Hall East

855 – 2nd Street S.W.

Calgary, Alberta, Canada

Attention:     Brent W. Kraus
Harinder Basra

Facsimile:     (403) 265-7219

Section 9.5                                    Certain Definitions.  For the purposes of this Agreement, the term:

“2013 LTIP” means the Parent’s Long Term Incentive Plan effective January 1, 2013.

“2014 LTIP” means the Parent’s Long Term Incentive Plan effective January 1, 2014.

“2015 LTIP” means the Parent’s Long Term Incentive Plan effective January 1, 2015.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions.

“Adverse Law or Order” means (i) any statute, rule, regulation or similar requirement (other than any Antitrust Law or Tax Law) shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction or Exchange which prohibits or makes illegal the consummation of the Merger, or (ii) there shall be in effect any order or injunction of a Governmental Entity of competent jurisdiction or Exchange preventing the consummation of the Merger.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“Bribery Legislation” means all and any of the following if and as they may be applicable to the Company, Parent and/or their respective Subsidiaries by their terms: the FCPA; the Corruption of Foreign Public Officials Act, as amended, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-

corruption and/or anti-money laundering laws of any jurisdiction (including but not limited to Canada) in which Parent or the Company operates.

“business days” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, USA or Toronto, Ontario, Canada are authorized or required by applicable Law to be closed.

“Canadian Securities Laws” means (a) the Securities Act (Ontario) and any other applicable Canadian provincial and territorial securities Laws, and (b) the rules and regulations of the Ontario Securities Commission and any other applicable provincial and territorial securities regulators.

“Canadian Takeover Bid Rules” means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids and Part XX of the Securities Act (Ontario) and Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the Fourth Amended and Restated Bylaws of the Company in effect on the date hereof.

“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company in effect on the date hereof.

“Company Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by Parent or any of the Parent Subsidiaries) at any time which is structured to permit such Person or group to acquire (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions) ownership of (i) assets or businesses of the Company and the Company Subsidiaries that generate at least twenty percent (20%) or more of the net revenues or net income (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent at least twenty percent (20%) of the total assets (based on fair market value) of the Company and the Company Subsidiaries taken as a whole or (ii) at least twenty percent (20%) of any class of capital stock, other equity securities or voting power of the Company, in each case other than the Merger.

“Company Equity Plans” means the Waste Connections, Inc. 2014 Incentive Award Plan, the Waste Connections, Inc. Third Amended and Restated 2004 Equity Incentive Plan, and the Waste Connections, Inc. Consultant Incentive Plan.

“Company Expense Reimbursement Amount” means $15,000,000.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Material Adverse Effect” means any Effect that, (i) individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur:  (a) any changes in general United States or global economic conditions (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining  whether a “Company Material Adverse Effect” has occurred), (b) conditions (or changes therein) in any industry or industries in which the Company and the Company Subsidiaries operate (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining  whether a “Company Material Adverse Effect” has occurred), (c) general tax, economic, and/or political conditions (or changes therein), including any changes affecting financial, credit or capital market conditions (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining  whether a “Company Material Adverse Effect” has occurred), (d) any change in GAAP or interpretation thereof (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining  whether a “Company Material Adverse Effect” has occurred), (e) any change in applicable Law (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining  whether a “Company Material Adverse Effect” has occurred), (f) the execution and delivery of this Agreement or the consummation of the Transactions, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement, including without limitation the provisions of Section 6.2 hereof, except that this clause (f) shall not apply to the representations and warranties set forth in Sections 3.3(b) and 3.3(c), (g) changes in the Company Common Stock price, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred), (j) the public announcement of this Agreement or the Transactions, (k) any matters expressly disclosed in the Company Disclosure Letter, to the extent so disclosed, (l) any action that is taken with the written consent of Parent or at the written request of Parent or (m) any reduction in the credit rating of the Company or the Company Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account) or (ii) prevents or materially delays the Company from performing its material obligations under this Agreement or consummation of the Transactions.

“Company Shareholders” means the registered or beneficial holders of the Company Common Shares, as the context requires.

“Company Special Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote upon the approval and adoption of this Agreement at the Company Special Meeting.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Superior Proposal” means a bona fide proposal or offer constituting a Company Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)).

“Company Warrants” means the outstanding share purchase warrants of the Company.

“Confidentiality Agreements” means (a) the Confidentiality Agreement, dated December 2, 2015, between Parent and the Company, as the same may be amended from time to time, and (b) the Confidentiality Agreement, dated January 8, 2016, between Parent and the Company, as the same may be amended from time to time.

“Consolidation” means, following the Merger, an amendment to Parent’s articles to consolidate the  outstanding Parent Shares, including the Parent Shares issued pursuant to the Merger, on the basis of one (1) Parent Share on a pre-consolidation basis for 0.4815 Parent Shares on a post-consolidation basis.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect; provided, however, that Contracts shall not include any Company Benefit Plan or Parent Benefit Plan.

“DSOS” means the Secretary of State of the State of Delaware.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws relating to pollution or protection of the environment.

“Environmental Permits” means any permit, license, authorization or approval of a Governmental Entity required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business (whether or not incorporated) that, together with, any other entity, trade or business is treated as a single employer under Section 414 of the Code.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchanges” means the Toronto Stock Exchange and the NYSE.

“Expense Reimbursement Amount” means the Company Expense Reimbursement Amount or the Parent Expense Reimbursement Amount, as applicable.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement/Prospectus, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and (b) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means all rights, title and interest in or relating to all intellectual property protected, created or arising under the laws of the U.S. or any foreign jurisdiction, including:  (a) patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, and other source or business identifiers, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations, renewals, recordations, and applications for registration thereof, (d) trade secrets and confidential or proprietary information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, techniques, protocols, business plans, specifications, research and development information, technology, and business plans to the extent protected as trade secrets or otherwise non-public (collectively “Trade Secrets”), (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (f) domain name registrations.

“IRS” means the U.S. Internal Revenue Service.

“knowledge” will be deemed to be, as the case may be, the actual knowledge after reasonable inquiry of (a) the Persons listed in Section 9.5 of the Parent Disclosure Letter with respect to Parent or Merger Sub, or (b) the Persons listed in Section 9.5 of the Company Disclosure Letter with respect to the Company.

“Law” means any statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law, as in effect now or hereafter.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“LTIPs” means the 2013 LTIP, the 2014 LTIP and the 2015 LTIP, and “LTIP” means any one of them.

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario), as amended.

“Ontario Securities Commission” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Parent Circular” means the notice of the Parent Special Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Parent Shareholders in connection with the Parent Special Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Parent Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by the Company or any of the Company Subsidiaries) at any time which is structured to permit such Person or group to acquire (whether pursuant to an amalgamation, arrangement, merger, consolidation or other business combination, sale of shares, sale of assets, take-over bid, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions) ownership of (i) assets or businesses of Parent and the Parent Subsidiaries that generate at least twenty percent (20%) or more of the net revenues or net income (for the 12-month period ending on the last day of Parent’s most recently completed fiscal quarter) or that represent at least twenty percent (20%) of the total assets (based on fair market value) of Parent and the Parent Subsidiaries taken as a whole or (ii) at least twenty percent (20%) of any class of capital stock, other equity securities or voting power of Parent, in each case other than the Merger.

“Parent Equity Award” means any equity award granted under a Parent Equity Plan that is or may be paid or settled in Parent Shares.

“Parent Equity Plans” means the Parent Stock Option Plans, the LTIPs and the Parent Equity Retention Plan.

“Parent Equity Retention Plan” means the Parent Equity Retention Plan, effective July 30, 2015.

“Parent Expense Reimbursement Amount” means $15,000,000.

“Parent Governing Documents” means the articles of incorporation, amalgamation, or continuation, as applicable, by-laws and amendments thereto of Parent, in each case, in effect on the date hereof.

“Parent Material Adverse Effect” means any Effect that, (i) individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur:  (a) any changes in general United States, Canada or global economic conditions (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and the Parent Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred),  (b) conditions (or changes therein) in any industry or industries in which Parent and the Parent Subsidiaries operate (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and the Parent Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred),  (c) general tax, economic, and/or political conditions (or changes therein), including any changes affecting financial, credit or capital market conditions (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and the Parent Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred), (d) any change in GAAP or interpretation thereof (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and the Parent Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred), (e) any change in applicable Law (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and the Parent Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred), (f) the execution and delivery of this Agreement or the consummation of the Transactions, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement, including without limitation the provisions of Section 6.2 hereof, except that this clause (f) shall not apply to the representations and warranties set forth in Sections 4.3(b) and 4.3(c), (g) changes in the Parent Shares price, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (h) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred), (j) the public announcement of this Agreement or the Transactions, (k) any matters expressly disclosed in the Parent Disclosure Letter, to the extent so disclosed, (l) any action that is taken with the written consent of the Company or at the written request of the Company, or (m) any reduction in the credit rating of Parent or the Parent Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), or (ii) prevents or materially delays Parent from performing its material obligations under this Agreement or consummation of the Transactions.

“Parent Options” means the outstanding options to purchase Parent Shares issued pursuant to the Parent Stock Option Plans.

“Parent PSUs” means the performance share units issued under the LTIPs.

“Parent Restricted Common Shares” means Parent Shares held through the IESI Employee Benefit Plan Trust created in accordance with the terms of the IESI Employee Benefit Trust Agreement dated March 6, 2006 and the Progressive Waste Employee Benefit Plan Trust created in accordance with the terms of the Amended and Restated BFI Employee Benefit Plan Trust Agreement established as of January 1, 2003 and amended and restated as of January 1, 2005.

“Parent SARs” means the share appreciation rights issued under the Parent Stock Option Plan.

“Parent Shareholders” means the registered or beneficial holders of the Parent Shares, as the context requires.

“Parent Shareholder Approvals” means (i) the Parent Shareholder Transaction Approval, (ii) the Parent Shareholder Consolidation Approval and (iii) the Parent Shareholder Equity Plan Approval.

“Parent Shareholder Consolidation Approval” means the approval of the Parent Shareholder Consolidation Resolution by at least two-thirds of the votes cast thereon either in person or by proxy at the Parent Special Meeting.  For the avoidance of doubt, the approval of the Parent Shareholder Consolidation Resolution at the Parent Special Meeting shall not be a condition to the consummation of the Merger.

“Parent Shareholder Consolidation Resolution” means a special resolution of the Parent Shareholders approving the Consolidation.

“Parent Shareholder Equity Plan Approval” means the approval of the Parent Shareholder Equity Plan Resolutions as required by the Toronto Stock Exchange. For the avoidance of doubt, the approval of the Parent Shareholder Equity Plan Resolution at the Parent Special Meeting shall not be a condition to the consummation of the Merger.

“Parent Shareholder Equity Plan Resolution” means resolutions of the Parent Shareholders approving new Parent equity plans or the assumption by Parent of the Company Equity Plans, subject to such amendments as agreed by the Parties (including the issuance of Parent Shares thereunder).

“Parent Shareholder Resolutions” means (i) the Parent Shareholder Transaction Resolution and (ii) the Parent Shareholder Consolidation Resolution.

“Parent Shareholder Transaction Approval” means the approval of the Parent Shareholder Transaction Resolution by at least a majority of the votes cast thereon either in person or by proxy at the Parent Special Meeting, or such other approval by securityholders of Parent as may be required by the Toronto Stock Exchange.

“Parent Shareholder Transaction Resolution” means a resolution of the Parent Shareholders (i) approving the issuance of the aggregate Merger Consideration in connection with the Merger, (ii) approving the Transactions, including the “backdoor listing” of the Company on the Toronto Stock Exchange, including the Parent Shares issuable under the Company Equity Plans assumed by Parent, and (iii) approving such matters as are otherwise required by the Toronto Stock Exchange to effect the Transactions.

“Parent Share Option Plan” means the Parent’s amended and restated share option plan effective July 22, 2009, as amended on February 24, 2015.

“Parent Special Meeting” means the special meeting of the holders of Parent Shares for the purpose of seeking the Parent Shareholder Approvals, including any postponement or adjournment thereof, at which holders of Parent Shares may, in Parent’s sole discretion, also consider certain annual meeting matters addressing the appointment of directors and an auditor.

“Parent Stock Option Plans” means the Parent Share Option Plan and the WSI Stock Option Plan; and “Parent Stock Option Plan” means either of them.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Superior Proposal” means a bona fide proposal or offer constituting a Parent Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal and financial advisors to be more favorable to the shareholders of Parent from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise)).

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Information” shall mean all information from or about an individual person which is used or intended to be used by the Company or any Company Subsidiaries or Parent or any Parent Subsidiaries, as applicable, to identify, contact or precisely locate the individual.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, escheat, unclaimed property, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Termination Fee” means the Company Termination Fee or the Parent Termination Fee, as applicable.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988 or any similar state or local plant closing or mass layoff statute, rule or regulation.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

“WSI Stock Option Plan” means the Capital Environmental Resource Inc. 1999 Stock Option Plan, and the 2007 Waste Services, Inc. Equity and Performance Incentive Plan.

Section 9.6                                    Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Book-Entry Shares”	Section 2.2(b)
“Certificate of Merger”	Section 1.3
“Certificates”	Section 2.2(b)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Company”	Preamble
“Company Benefit Plan”	Section 3.9(a)
“Company Board of Directors”	Recitals
“Company Board Recommendation”	Recitals
“Company Change of Recommendation”	Section 5.3(a)
“Company Common Stock”	Recitals
“Company D&O Insurance”	Section 6.4
“Company Disclosure Letter”	Article III
“Company Equity Awards”	Section 2.3(c)
“Company Leased Real Property”	Section 3.17(b)
“Company Material Contracts”	Section 3.20(a)
“Company Owned Real Property”	Section 3.17(a)
“Company Permits”	Section 3.7(b)
“Company Permitted Liens”	Section 3.17(a)
“Company Preferred Stock”	Section 3.2(a)
“Company Regulatory Permits”	Section 3.13(a)
“Company RSU Award”	Section 2.3(b)
“Company SEC Documents”	Section 3.4(a)
“Company Shares”	Recitals
“Company Termination Fee”	Section 8.2(b)
“Company Warrant”	Section 2.3(a)

“Continuing Employees”	Section 6.7(a)
“DGCL”	Recitals
“DOJ”	Section 6.2(b)
“Effective Time”	Section 1.3
“Exchange Agent”	Section 2.2(a)
“Exchange Ratio”	Section 2.1(a)
“Exchange Fund”	Section 2.2(a)
“Form F-4”	Section 3.12
“Fractional Share Consideration”	Section 2.1(a)
“FTC”	Section 6.2(b)
“GAAP”	Section 3.2(c)
“Indemnified Parties”	Section 6.4
“LLC Act”	Section 1.1
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“New Plans”	Section 6.7(a)
“New Subco”	Section 6.13(c)
“Old Plans”	Section 6.7(a)
“Outside Date”	Section 8.1(c)
“Parent”	Preamble
“Parent Benefit Plan”	Section 4.9(a)
“Parent Board of Directors”	Recitals
“Parent Board Recommendation”	Recitals
“Parent Change of Recommendation”	Section 5.4(a)
“Parent Disclosure Letter”	Article IV
“Parent D&O Insurance”	Section 6.4
“Parent Filings”	Section 4.4(a)
“Parent Leased Real Property”	Section 4.17(b)
“Parent Material Contracts”	Section 4.20(a)
“Parent Owned Real Property”	Section 4.17(a)
“Parent Permits”	Section 4.7(b)
“Parent Permitted Lien”	Section 4.17(a)
“Parent Preferred Shares”	Section 4.2(a)
“Parent Regulatory Permits”	Section 4.13(a)
“Parent RSU Award”	Section 2.3(b)
“Parent Shares”	Section 4.2(a)
“Parent Special Shares”	Section 4.2(a)
“Parent Termination Fee”	Section 8.2(c)
“Parent Warrant”	Section 2.3(a)
“Party”	Preamble
“Proxy Statement/Prospectus”	Section 3.12
“Registered Parent IP”	Section 4.16(a)
“Regulatory Approvals”	Section 6.2(a)
“Sarbanes-Oxley Act”	Section 3.5
“Surviving Corporation”	Section 1.1

“Takeover Laws”	Section 3.23
“Transactions”	Recitals

Section 9.7                                    Interpretation.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”  As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.  The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.  When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.  All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.  The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.  Except as otherwise expressly specified, all references to currency herein are to lawful money of the United States of America and “$” refers to U.S. dollars.

Section 9.8                                    Counterparts.  This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 9.9                                    Entire Agreement; Third-Party Beneficiaries.

(a)                                 This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreements shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)                                 Except as provided in Section 6.4, no provision of this Agreement (including Section 8.2(a) and including the Company Disclosure Letter and the Parent Disclosure Letter) or the Confidentiality Agreements is intended to confer upon any Person other than the Parties any rights or remedies hereunder; provided that nothing in this Section 9.9(b) shall limit the right of the Company to seek damages as contemplated by Section 8.2(a).  The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.1 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties.  Consequently, Persons other than the

Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.10                             Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 9.11                             Governing Law; Jurisdiction.

(a)                                 This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction.

(b)                                 Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts.  Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(a) in the manner provided for notices in Section 9.4.  Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12                             Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR

RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER, AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13                             Assignment.  This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties.  Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14                             Specific Enforcement.

(a)                                 The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  It is agreed that prior to the valid termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(b)                                 The Parties’ rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity).  For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party.  In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PROGRESSIVE WASTE SOLUTIONS LTD.

By:	/s/ Dan Pio
	Name:	Dan Pio
	Title:	Executive Vice President,
Strategy and Business Development

WATER MERGER SUB LLC

By	/s/ Loreto Grimaldi
	Name:	Loreto Grimaldi
	Title:	Vice President and Treasurer

[Signature Page to Agreement and Plan of Merger]

WASTE CONNECTIONS, INC.

By	/s/ Ronald J. Mittelstaedt
	Name:	Ronald J. Mittelstaedt
	Title:	Chief Executive Officer and Chairman

[Signature Page to Agreement and Plan of Merger]